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As filed with the Securities and Exchange Commission on March 26, 2014

Registration No. 333-193424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OLD SECOND BANCORP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	36-3143493 (I.R.S. Employer Identification Number)

37 South River Street
Aurora, Illinois 60506
(630) 892-0202
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

William B. Skoglund
Chairman and Chief Executive Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, Illinois 60506
(630) 892-0202
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Robert M. Fleetwood Gregory V. Demo Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 West Madison Street, Suite 3900 Chicago, Illinois 60606 (312) 984-3100	Edwin S. del Hierro James S. Rowe Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(4)

Common Stock, $1.00 par value per share(3)	NA	NA	$78,000,000	$10,047

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)
Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)
Each share of Old Second Bancorp, Inc., common stock has attached thereto the right to purchase one one-thousandth (subject to adjustment) of a share of Series A Junior Participating Preferred Stock, $1.00 par value per share.

(4)
The Registrant previously paid a registration fee of $9,016 for the registration of $70,000,000 worth of Common Stock. As a result of the increase in the proposed maximum offering price, the Registrant will pay an additional registration fee of $1,031.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete this offering and sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 26, 2014

PRELIMINARY PROSPECTUS

13,500,000 Shares
Common Stock

        We are offering 13,500,000 shares of our common stock. Our common stock is listed on the Nasdaq Global Select Market under the symbol "OSBC." As of March 25, 2014, the official closing sale price for our common stock on the Nasdaq Global Select Market was $4.67 per share. Please see "Market Price and Dividend Information" on page 39 for more information.

        Investing in our common stock involves risks. We encourage you to read and carefully consider this prospectus in its entirety, in particular the risk factors beginning on page 16 as well as other information in any documents we incorporate by reference into this prospectus, for a discussion of factors that you should consider with respect to this offering.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)
We have agreed to reimburse the underwriters for certain of their expenses as described under "Underwriting."

        This is a firm commitment underwriting. The underwriters have the option to purchase additional shares of our common stock up to 2,025,000 shares at the public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus solely to cover over-allotments, if any.

        The shares of common stock offered are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of common stock in book-entry form only through the facilities of The Depository Trust Company against payment on or about        , 2014, subject to customary closing conditions.

Keefe, Bruyette & Woods
A Stifel Company
Sandler O'Neill + Partners, L.P.	FIG Partners, LLC

The date of this prospectus is                     , 2014.

        You should only rely on the information contained or incorporated by reference in this prospectus and any "free writing prospectus" we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained or incorporated by reference in this prospectus and any such "free writing prospectus." If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell our common stock only in jurisdictions where those sales are permitted. The information contained or incorporated by reference in this prospectus and any such "free writing prospectus" is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

        This prospectus describes the specific details regarding this offering, the terms of the common stock being offered and the risks of investing in our common stock. You should read this prospectus and the additional information about us described in the section entitled "Where You Can Find More Information" before making your investment decision.

        As used in this prospectus, the terms "we," "our," "us" and "Old Second" refer to Old Second Bancorp, Inc., and its consolidated subsidiaries unless the context indicates otherwise. When we refer to the "Bank" or "our bank" in this prospectus, we are referring to Old Second National Bank, a national banking association and wholly-owned subsidiary of Old Second.

 WHERE YOU CAN FIND MORE INFORMATION

        This prospectus, which forms a part of a registration statement filed with the Securities and Exchange Commission (the "SEC"), does not contain all of the information set forth in the registration statement. For further information with respect to us and the securities offered, reference is made to the registration statement.

        We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC's website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

        When used in this prospectus and the documents incorporated herein the words or phrases "may," "could," "should," "hope," "might," "believe," "expect," "plan," "assume," "intend," "estimate," "anticipate," "project," "likely," or similar expressions are intended to identify "forward-looking statements" within the meaning of such term in the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including, without limitation, changes in economic conditions in the market areas of the Bank, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the market areas of the Bank, borrowers defaulting on the repayment of loans and competition. These risks could cause actual results to differ materially from what we have anticipated or projected. These risk factors and uncertainties should be carefully considered by potential investors. See the "Risk Factors" section of this prospectus and Part I, Item 1.A. "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2013, as well as elsewhere in our periodic and current reports filed with the SEC, for discussion relating to risk factors impacting us. Investors should not place undue reliance on any forward-looking statement, which speaks only as of the date on which it was made. The factors described in this prospectus could affect our financial performance and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods.

        Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, we caution that, while our management believes such assumptions or bases are reasonable and are made in good faith, assumed facts or bases can vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, an expectation or belief is expressed as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will be achieved or accomplished.

        We do not intend to, and specifically disclaim any obligation to, update any forward-looking statements.

 INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        We file annual, quarterly, and current reports, proxy statements and other information with the SEC. The SEC allows us to "incorporate by reference" certain information we file with it. This means we can disclose important information to you by referring you to those documents, which we filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus and should be reviewed by you. We incorporate herein by reference the documents listed below, except to the extent that any information contained in those documents is deemed "furnished" in accordance with SEC rules:

  •
  Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 26, 2014; and

  •
  Current Reports on Form 8-K filed with the SEC on January 15, 2014; and January 23, 2014.

        Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

        Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Old Second Bancorp, Inc.
37 South River Street
Aurora, Illinois 60506
(630) 892-0202
Attention: Corporate Secretary

        Any report or document incorporated by reference may be accessed on our website at www.oldsecond.com. The information on our corporate website is not part of this prospectus or any free writing prospectus or other offering materials.

        The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a site, www.sec.gov, where the public may access reports, proxy and information statements and other information regarding Old Second and other issuers that file electronically with the SEC.

SUMMARY

        This summary is not complete and does not contain all of the information that may be important to you or that you should consider before investing in our common stock. This summary is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus. Before making your investment decision, you should read this entire prospectus, including the "Risk Factors" section and those documents incorporated by reference. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares of our common stock to cover any over-allotments.

Overview

        Old Second Bancorp, Inc., headquartered in Aurora, Illinois is an Illinois-based bank holding company providing commercial banking services to individuals, small to medium-sized businesses, community organizations, and public entities. Our wholly-owned banking subsidiary, Old Second National Bank, was founded in 1871 and conducts its business through 27 branch locations. Through the Bank, we conduct a traditional retail and commercial banking business as well as provide fiduciary and wealth management services. The Bank offers a full complement of electronic banking services, such as online and mobile banking and corporate cash management, including remote deposit capture. The Bank also makes commercial and consumer loans to corporations, partnerships and individuals, primarily on a secured basis. Commercial lending focuses on real estate, business, capital, construction and inventory lending, and installment lending includes direct and indirect loans to consumers and commercial customers. We also originate residential mortgages by offering a wide range of products including conventional, government, and jumbo loans. As of December 31, 2013, we had total assets of $2.0 billion, total deposits of $1.7 billion and total shareholders' equity of $147.7 million.

Market Area

        Our primary market area is Aurora, Illinois and its surrounding communities. The city of Aurora is located in northeastern Illinois, approximately 40 miles west of Chicago. The Bank operates primarily in Kane, Kendall, DeKalb, DuPage, LaSalle, Will and southwestern Cook Counties in Illinois, and it has developed a strong presence in these counties. Based on 2012 estimates from the United States Census Bureau, these counties, excluding Cook County, represent a market of more than 2.4 million people, and the city of Aurora itself has a population of approximately 200,000 residents. In addition, in 2008, we added an office in southwestern Cook County, which has an estimated population of 5.2 million people. The Bank offers its services to retail, commercial, industrial, and public entity customers in the Aurora, North Aurora, Batavia, Geneva, St. Charles, Burlington, Elburn, Elgin, Maple Park, Kaneville, Sugar Grove, Naperville, Lisle, Joliet, Yorkville, Plano, Wasco, Ottawa, Oswego, Sycamore, New Lenox, Frankfort, and Chicago Heights communities and surrounding areas.

Our Strategic Goals and Recent Accomplishments

        Our Bank, like most financial institutions, was adversely affected by the global economic downturn that began in 2007. As a community banking organization, a primary component of our loan portfolio was, and still is, real estate lending, which includes commercial, construction and residential loans, and, because we are located in areas that saw rapid growth over the past two decades, real estate construction and development loans were a significant part of our business prior to the onset of the financial crisis in 2007. Since first incurring losses as a result of the global economic downturn, we determined that our best course of action was to focus on our core business and position the Bank to return to profitability as the economy improved. To facilitate a return to profitability, we have been proactive in addressing the economic challenges facing the Bank and have focused our efforts on achieving four primary goals:

  •
  improving loan quality;

  •
  increasing net earnings;

  •
  strengthening our regulatory capital ratios; and

  •
  stabilizing our loan portfolio and positioning the Bank for loan growth.

        As a result of our focus on these four goals our financial condition has steadily improved. We have significantly reduced our problem loans and nonperforming assets. We have also made a concerted effort to reduce operating expenses, including decreasing our expenses related to the valuation and maintenance of our other real estate owned ("OREO"), our legal expenses related to our problem loans and our costs associated with maintaining Federal Deposit Insurance Corporation ("FDIC") insurance on our deposit accounts. As we have focused on reducing our operating expenses, we have been able to maintain our profitable wealth management business and our strong residential real estate business, which contribute to our fee income sources. As set forth in the chart below, because of our efforts, we have achieved consistent profitability in the fiscal year ended December 31, 2013. As a result of achieving six consecutive quarters of consolidated net income and our analysis of other available evidence, both positive and negative, we were able to reverse $70.0 million of the valuation allowance against our deferred tax assets during the quarter ended September 30, 2013. As a result of our success in achieving these goals, in October 2013, the Office of the Comptroller of the Currency (the "OCC") terminated the Stipulation and Consent to the Issuance of a Consent Order (the "Consent Order") originally entered into on May 16, 2011, and, on January 17, 2014, the Federal Reserve Bank of Chicago (the "Federal Reserve Bank") terminated the Written Agreement (the "Written Agreement") between the Federal Reserve Bank and the Company.

	As of and For the Year Ended December 31,
($ in thousands)	2013	2012	2011	2010	2009
Total assets	$2,004,034	$2,045,799	$1,941,418	$2,123,921	$2,596,657
Loans, gross	1,101,256	1,150,050	1,368,985	1,690,129	2,062,826
Stockholders' equity	147,692	72,552	74,002	83,958	197,208
Net interest and dividend income	55,254	59,346	63,950	78,613	87,137
Provision for loan losses	(8,550)	6,284	8,887	89,668	96,715
Net (loss) income available to common stockholders	$76,827	$(5,059)	$(11,228)	$(113,187)	$(69,869)
Nonperforming assets to total assets	4.06%	7.58%	11.96%	14.50%	8.91%
Nonperforming loans to total loans	3.61%	7.18%	10.15%	13.54%	9.20%
Tier 1 leverage ratio	6.96%	4.85%	4.98%	4.74%	8.48%
Tier 1 risk-based capital ratio	10.65%	6.81%	6.21%	6.09%	9.96%
Total risk-based capital ratio	15.88%	13.62%	12.38%	11.46%	13.26%

        Over the past few years, we have worked diligently to improve the quality of the loans in our portfolio. While our total loan portfolio has declined, the quality of our loan portfolio has improved for the last 12 consecutive quarters. For example, our nonaccrual loans were down 49.8% to $38.9 million as of December 31, 2013, from $77.5 million at December 31, 2012, and our OREO has declined 42.6% to $41.5 million as of December 31, 2013, from $72.4 million at December 31, 2012.

        Since December 31, 2012, our total loans have declined by $48.8 million, or 4.2%, to $1.10 billion as of December 31, 2013; however, the pace of the decline in total loans has generally slowed since 2012, with total loans declining by $58.2 million for the fourth quarter of 2012, $36.7 million for the first quarter of

2013, $10.6 million for the second quarter of 2013 and $25.1 million for the third quarter of 2013. Loans increased in the fourth quarter of 2013 by $23.6 million. This is due to our renewed ability to gain new loan relationships, the overall improvement in loan quality and reduced net charge-offs. While loan demand in our market areas remains below historical levels and competition for high quality loans remains intense, we are now positioning ourselves to grow our loan portfolio and have focused on building and improving our loan origination leads. We have hired 11 experienced lending professionals since 2012 and continue to emphasize quality in new loan originations over quantity. We also increased our annual commercial loan originations from $35 million in 2011 to $138 million in 2012 to $199 million in 2013. We believe that, as the economy continues to gradually improve and the real estate market continues to stabilize, our efforts at marketing and increasing our loan pipelines will lead to an increase in the size of our overall loan portfolio.

Our Competitive Strengths

        We believe that our following strengths position us well for future growth and profitability:

  •
  Strong and stable market share in growing markets.  As of June 30, 2013, we were ranked first by the FDIC in total dollar deposits in Aurora, Illinois, with approximately 34.67% of the total deposits in that market. As of June 30, 2013, we were also ranked first in Kendall County and second in Kane County in terms of deposits. Kendall County and Kane County are ranked first and fourth, respectively, in terms of population growth since 2000 relative to the 17 counties in the Chicago metropolitan statistical area ("MSA") according to data from the United States Census Bureau. We are well-positioned to serve those communities as they continue to grow and expand.

  •
  Our community banking model has built a loyal and long-term customer base.  Our Bank is built on a community bank model, which has allowed us to provide excellent service to our customers and build long-lasting relationships. Furthermore, our size of approximately $2.0 billion in assets provides us with the financial resources to handle the majority of our customers' banking needs. Our excellent service and relationship-based approach have led to our customers remaining loyal to us throughout the years. Currently, 57% of all households banking with us have been customers of the Bank for ten years or more.

  •
  Strong core deposits and limited reliance on brokered deposits and other short-term funding.  As of December 31, 2013, we had $1.7 billion in total deposits, approximately $1.2 billion of which we classified as "core deposits," which we define as all non-time deposits, and we had no brokered deposits. Our strong and stable deposit base is one of our key attributes, and it was a significant factor in allowing us to weather the economic downturn and return to profitability.

  •
  Improved credit culture.  We have strengthened our credit practices through the implementation of credit initiatives designed to strengthen our credit oversight and risk management functions, minimize losses from our legacy portfolio and reduce the level of our nonperforming assets. By strengthening our credit practices, we have achieved a reduction in our classified assets of nearly 78% since December 31, 2010.

  •
  Highly experienced management team with strong community ties.  Our management team has remained loyal and intact through the economic downturn. Its strong and steadfast leadership and ability to work with and for members of our community has been a key driver in the retention of our customers and other key employees. The members of our executive management team, on average, have been with Old Second for over 25 years. We believe our management team's experience and strong reputation in the community will assist us as we renew our focus on building our lending origination business and returning to consistent loan growth.

  •
  Profitable wealth management and residential real estate business.  We have a profitable wealth management business with over $1.0 billion in assets under management, and a residential real estate banking group that sold $185.4 million in residential real estate loans for the fiscal year ended December 31, 2013.

        We believe that focusing on our four primary goals set forth above, our organization's unique strengths and successfully consummating this offering will enable us to continue as a strong organization and position us to grow as the overall economy and real estate and credit markets continue to improve.

Background to the Offering and Our Capital Structure

        In June of 2003, we completed the sale of $27.5 million of cumulative trust preferred securities and sold an additional $4.1 million of cumulative trust preferred securities in July of 2003 through our unconsolidated subsidiary, Old Second Capital Trust I. In addition, in April of 2007, we issued $25.0 million of cumulative trust preferred securities through a private placement completed by an additional, unconsolidated subsidiary, Old Second Capital Trust II (together with the trust preferred securities issued by Old Second Capital Trust I, the "Trust Preferred Securities"). We issued subordinated debentures to Old Second Capital Trust I in the original amount of $32.6 million and subordinated debentures to Old Second Capital Trust II in the amount of $25.8 million in connection with the issuance of the Trust Preferred Securities. As of December 31, 2013, there were a total of $58.4 million of Trust Preferred Securities outstanding and the total accrued but unpaid interest on the Trust Preferred Securities, including compound interest on the deferred payments, totaled $17.0 million.

        We also entered into a credit facility in January 2008, which originally included a $30.5 million senior debt facility, including $500,000 in term debt, as well as $45.0 million of subordinated debt. The $30.0 million line of credit portion of the senior debt facility matured in accordance with its terms and has been repaid. However, we still have $500,000 in principal outstanding under the term debt portion of the senior debt facility and $45.0 million in principal outstanding in subordinated debt as of December 31, 2013. The term debt portion of the senior debt facility is secured by the outstanding capital stock of the Bank. The agreement governing the credit facility contains the usual and customary provisions regarding the acceleration of senior debt upon the occurrence of an event of default. As of December 31, 2013, we were out of compliance with one of the financial covenants in the agreement governing the credit facility and, as a result, were in default on the $500,000 in term debt currently outstanding under the senior debt portion of the credit facility. Because the outstanding subordinated debt is treated as Tier 2 capital for regulatory capital purposes, the agreement covering the credit facility does not allow the acceleration of such amount as a result of our failure to comply with a financial covenant.

        In January 2009, in connection with the global economic crisis and to strengthen our capital position, we issued and sold (i) 73,000 shares of Series B Fixed Rate Cumulative Perpetual Preferred Stock (the "Series B Preferred Stock") and (ii) a warrant to purchase 815,339 of our common stock at an exercise price of $13.43 per share to the U.S. Department of the Treasury ("Treasury") through the Capital Purchase Program (the "CPP") instituted as part of the Troubled Asset Relief Program. The aggregate purchase price for the Series B Preferred Stock and the warrant was $73.0 million. We carried $72.9 million of Series B Preferred Stock in total shareholders' equity as of December 31, 2013.

        Following our participation in the CPP, we experienced substantial losses as a result of the decline in the real estate market caused by the global economic downturn. Because our loan portfolio was heavily invested in real estate lending, including commercial real estate and construction loans, many of our loans were moved to nonperforming status and subsequently charged off. We also posted a net loss for each of 2010, 2011 and 2012 and began to accumulate deferred tax assets as a result of our losses. As a result of these losses, we first established a valuation allowance against our deferred tax assets as of December 31, 2010. On August 31, 2010, we announced that we elected to defer the dividend payments on the Series B

Preferred Stock. We also announced that we would begin deferring the regularly scheduled interest payments on the Trust Preferred Securities on August 31, 2010.

        On May 16, 2011, the Bank entered into the Consent Order with the OCC, which is the Bank's primary regulator. The Consent Order required the Bank, among other things, to adopt a strategic plan and a capital plan, to maintain heightened regulatory capital ratios, and to receive the approval of the OCC prior to paying any dividends. In October of 2013, the Consent Order with the OCC was terminated.

        On July 22, 2011, we entered into the Written Agreement with the Federal Reserve Bank pursuant to the regulations promulgated by the Board of Governors of the Federal Reserve System (the "Board of Governors," and together with the Federal Reserve Bank, the "Federal Reserve"). The Written Agreement was designed to maintain our financial soundness and prohibited the declaration or payment of interest on our Trust Preferred Securities, the payment of any dividend and the repurchase of shares of our capital stock, including the Series B Preferred Stock, among other things, without the prior written consent of the Federal Reserve. The Written Agreement was terminated on January 17, 2014. Although the Written Agreement was terminated, we expect that we will continue to seek approval from the Federal Reserve Bank prior to paying any dividends on our capital stock and incurring any additional indebtedness.

        During the fourth quarter of 2012, Treasury announced the continuation of individual auctions of the preferred stock issued through the CPP and informed us that our Series B Preferred Stock would be auctioned. Auctions for our Series B Preferred Stock were held in the first quarter of 2013. As a result of the auctions, all of the shares of our Series B Preferred Stock were sold to third parties, including certain of our directors. The warrant to purchase 815,339 shares of our common stock was also sold to a third party in a separate auction.

        Following Treasury's auctions, we stopped accruing the dividend on the Series B Preferred Stock given the discount reflected in the results of the auctions and our belief that we would likely be able to repurchase the Series B Preferred Stock at a price less than the face amount of the preferred stock plus unpaid dividends. Pursuant to the terms of the Series B Preferred Stock, the dividend rate increased from 5% to 9% in February 2014. Although we have stopped accruing the dividend on the Series B Preferred Stock, dividends on the Series B Preferred Stock have continued to accumulate, and, as of December 31, 2013, the accumulated and unpaid dividends on the Series B Preferred Stock totaled $13.3 million.

        The Consent Order was terminated in October of 2013. However, the Bank is still subject to the risk-based capital regulatory guidelines, which include the methodology for calculating the risk-weighting of the Bank's assets, developed by the OCC and the other bank regulatory agencies. In addition, our Bank's board of directors implemented a capital plan (the "Capital Plan") in 2010 pursuant to which the Bank was required to maintain certain minimum capital ratios and work to improve its core capital. Following the termination of the Consent Order, the Bank's board of directors updated the Capital Plan to require the Bank to maintain a minimum Tier 1 leverage capital ratio at or above 8% and a total risk-based capital ratio at or above 12%. As of December 31, 2013, the Bank's Tier 1 leverage capital ratio was 10.97% and its total risk-based capital ratio was 18.04%. In addition, the Bank's Tier 1 risk-based capital ratio was 16.78% as of December 31, 2013. The Bank's capital ratios exceed the heightened capital ratios required by the Capital Plan.

Recent Developments

        Series B Preferred Stock.    We have negotiated and delivered a non-binding letter of understanding to a certain holder of our Series B Preferred Stock regarding the possible repurchase of approximately 33% of the shares of our outstanding Series B Preferred Stock. The letter of understanding currently contemplates that we will repurchase shares of our Series B Preferred Stock at a price equal to 94.75% of their per share liquidation value, provided that the holder of such shares enters into an agreement with us to forbear payment of any declared dividends on the Series B Preferred Stock and, upon payment of the repurchase price, to waive any rights to the accumulated and unpaid dividends on the Series B Preferred Stock. We may pay the repurchase price in cash, using a portion of the net proceeds from this offering, or in a combination of cash and shares of common stock, which will be issued in reliance on exemptions from registration under the Securities Act following the closing of this offering. We will not issue common stock in exchange for our Series B Preferred Stock to such holder in an amount in excess of 4.9% of our outstanding common stock after giving effect to the issuance of shares of common stock in this offering. If we issue our common stock as part of the repurchase price for the Series B Preferred Stock, such common stock will be issued at a price per share equal to the price at which shares of common stock are sold to the public in this offering (before giving effect to the underwriting discount). We are working toward the execution of a definitive agreement with this holder. The closing of the repurchase of Series B Preferred Stock will be contingent on, and is expected to occur as quickly as possible following, the closing of this offering. The closing of this offering is not contingent on the repurchase of the Series B Preferred Stock, and there is no assurance that we will consummate any of the transactions contemplated by the letter of understanding. We may enter into agreements to repurchase Series B Preferred Stock from other holders of Series B Preferred Stock. The Federal Reserve has informed us that it will not object to the repurchase of our Series B Preferred Stock provided that this offering is successful.

        The information in this prospectus regarding the proposed repurchase of Series B Preferred Stock is included herein solely for informational purposes. Nothing in this prospectus should be construed as an offer to buy, or the solicitation of an offer to sell, any of shares our Series B Preferred Stock, or an offer to sell, or the solicitation of an offer to buy, any of shares our common stock. See the section entitled "Use of Proceeds" for additional information.

        Developments Since December 31, 2013.    From December 31, 2013 through February 28, 2014, our asset quality has continued to improve with nonperforming assets down 1.85% to $79.8 million as of February 28, 2014, from $81.3 million as of December 31, 2013. During the two months ended February 28, 2014, the improvement in our OREO balance of $2.3 million from $41.5 million to $39.2 million was slightly offset by an increase in our nonaccrual loans. In addition, our total loans increased by $3.2 million between December 31, 2013 and February 28, 2014. February was also the fourth consecutive month of increasing loan balances. Based on our performance during the first two months of 2014, we currently expect that we will have positive net income available to common stockholders for the first quarter of 2014.

        As of February 28, 2014, the Company had a Tier 1 leverage capital ratio of 6.97% and a total risk-based capital ratio of 15.73%. The Company's Tier 1 risk-based capital ratio was 10.56%. In addition, the Bank's Tier 1 leverage capital ratio was 11.00% and its total risk-based capital ratio was 17.92% at February 28, 2014. The Bank also had a Tier 1 risk-based capital ratio of 16.66%.

        As of February 28, 2014, the total accrued but unpaid interest on the Trust Preferred Securities, including compound interest on the deferred payments, totaled $18.0 million and the accumulated and unpaid dividends on the Series B Preferred Stock totaled $14.1 million.

        The information set forth above regarding developments since December 31, 2013 is preliminary, unaudited and based on estimates of our results. Estimates of results are inherently uncertain and subject to change, and we undertake no obligation to update this information. This information is not a comprehensive statement of our financial results, and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time our financial results for the three months ended March 31, 2014 are finalized. In addition, the information as of and for the two months ended February 28, 2014 is not necessarily indicative of the results to be achieved for the three months ended March 31, 2014 or for any future period. See "Risk Factors" and "Forward-Looking Statements" for factors that could impact our future results and financial performance.

Interests of Certain Directors

        Certain of our directors beneficially own, in the aggregate, 1,510 shares of our Series B Preferred Stock, representing 2.1% of the outstanding Series B Preferred Stock. These directors purchased the shares in the auctions conducted by Treasury during the first quarter of 2013. Following the offering, we expect to repurchase shares of our Series B Preferred Stock from these directors on substantially the same economic terms as we repurchase shares from other holders of our Series B Preferred Stock, which will be for a price higher than the directors paid for their shares. However, none of our directors would receive shares of our common stock in exchange for their shares of our Series B Preferred Stock. If we do not repurchase our directors' shares of Series B Preferred Stock for any reason, those directors will receive payment of their pro rata share of the accumulated and unpaid dividends on the Series B Preferred Stock. Our board has created a committee of directors who do not own or have an interest in our Series B Preferred Stock to approve the terms of any repurchases.

Corporate Information

        Our principal executive offices are located at 37 South River Street, Aurora, Illinois 60506, and our telephone number at that address is (630) 892-0202. We also maintain a website at www.oldsecond.com. The information on our corporate website is not part of this prospectus or any free writing prospectus or other offering materials.

        Our common stock trades on The Nasdaq Global Select Market ("NASDAQ") under the ticker symbol "OSBC."

THE OFFERING

Common Stock Offered	13,500,000 shares (15,525,000 shares if the underwriters exercise their over-allotment option in full)
Common Stock Outstanding After the Offering	27,417,508 shares (29,442,508 shares if the underwriters exercise their over-allotment option in full)(1)(2)
Net Proceeds

After deducting the underwriting discounts and commissions and other estimated expenses of this offering, our estimated net proceeds from this offering are anticipated to be approximately $    or approximately $    if the underwriters exercise their over-allotment option in full.

Use of Proceeds

We plan to use the proceeds of this offering to pay the accrued and unpaid interest on the Trust Preferred Securities, pay the unpaid dividends on the Series B Preferred Stock, to the extent necessary, and repurchase a portion of the Series B Preferred Stock from the current holders. We have negotiated and delivered a non-binding letter of understanding to a certain holder of our Series B Preferred Stock regarding the possible repurchase of approximately 33% of the shares of our outstanding Series B Preferred Stock. The letter of understanding currently contemplates that we will repurchase shares of our Series B Preferred Stock at a price equal to 94.75% of their per share liquidation value, provided that the holder of such shares enters into an agreement with us to forbear payment of any declared dividends on the Series B Preferred Stock and, upon payment of the repurchase price, to waive any rights to the accumulated and unpaid dividends on the Series B Preferred Stock. We may pay the repurchase price in cash, using a portion of the net proceeds from this offering or in a combination of cash and shares of common stock, which will be issued in reliance on exemptions from registration under the Securities Act following the closing of this offering. Any remaining net proceeds will be used for general corporate purposes. See "Use of Proceeds."

No Dividends

We are not currently paying any cash dividends on our common stock and our ability to pay cash dividends in the near term is significantly restricted by the factors described under the section entitled "Dividend Policy" included herein.

Purchases by Directors and Officers

All of our directors and certain of our officers intend to purchase shares of our common stock in this offering from the underwriters. Based on their indications of interest, these directors and officers intend to subscribe for approximately $1.3 million worth of shares of common stock in this offering. As of December 31, 2013, our directors and executive officers, in the aggregate, beneficially owned approximately 8.3% of our common stock. Following the closing of this offering, assuming that they purchase all $1.3 million worth of shares of common stock, our directors and executive officers, in the aggregate, will beneficially own approximately 5.2% of our common stock. All of the terms and conditions of the purchases by these directors and officers will be the same as any other person in the general offering to the public, including the purchase price, except that the underwriters will reserve these shares specifically for purchase by these officers and directors. See "Underwriting—Purchase by Directors and Officers."

Market Trading	Our common stock is currently traded on NASDAQ under the symbol "OSBC." The official closing sale price of our common stock on March 25, 2014, was $4.67 per share.
Risk Factors

See "Risk Factors" and other information included in this prospectus (including information incorporated by reference) for a discussion of factors you should consider before investing in our common stock.

(1)
The number of our shares outstanding immediately after the closing of this offering is based on 13,917,508 shares of our common stock outstanding as of March 6, 2014.

(2)
Unless otherwise indicated, the number of shares of common stock stated to be outstanding in this prospectus excludes: (a) 325,500 shares of our common stock underlying options issued pursuant to our equity incentive plans; (b) 45,368 shares of our common stock reserved for future issuance under our equity incentive plans; and (c) 160,500 shares reserved for all non-vested restricted stock awards. Additionally, we have also excluded any shares issuable upon exercise of the warrant that was originally issued to Treasury pursuant to the CPP and subsequently sold to an individual investor at public auction.

 SELECTED FINANCIAL DATA

        The following tables set forth selected consolidated financial data for us at and for each of the years in the five-year period ended December 31, 2013. The selected financial data as of and for the years ended December 31, 2013 and 2012, has been derived from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2013. The selected financial data as of and for the years ended December 31, 2011, 2010 and 2009 has been derived from our audited financial statements included in our Annual Reports on Form 10-K for the years ended December 31, 2011 and 2010. In the opinion of our management, these financial statements reflect all necessary adjustments for a fair presentation of the data for those periods. Historical results are not necessarily indicative of future results.

        You should read this information in conjunction with our consolidated financial statements and related notes, from which this information is derived. See the section entitled "Incorporation of Certain Information by Reference" included elsewhere herein.

	As of and For the Year Ended December 31,
($ in thousands, except per share data)	2013	2012	2011	2010	2009
Balance Sheet Items
Total assets	$2,004,034	$2,045,799	$1,941,418	$2,123,921	$2,596,657
Total earning assets	1,758,582	1,834,995	1,751,662	1,933,296	2,359,740
Average assets	1,962,688	1,950,625	2,015,464	2,426,356	2,813,221
Loans, gross	1,101,256	1,150,050	1,368,985	1,690,129	2,062,826
Allowance for loan losses	27,281	38,597	51,997	76,308	64,540
Deposits	1,682,128	1,717,219	1,740,781	1,908,528	2,206,277
Securities sold under agreement to repurchase	22,560	17,875	901	2,018	18,374
Other short-term borrowings	5,000	100,000	—	4,141	54,998
Junior subordinated debentures	58,378	58,378	58,378	58,378	58,378
Subordinated debt	45,000	45,000	45,000	45,000	45,000
Note payable and other borrowings	500	500	500	500	500
Stockholders' equity	147,692	72,552	74,002	83,958	197,208
Results of Operations
Interest and dividend income	64,040	75,081	85,423	106,681	132,650
Interest expense	13,786	15,735	21,473	28,068	45,513

Net interest and dividend income	55,254	59,346	63,950	78,613	87,137
Provision for loan losses	(8,550)	6,284	8,887	89,668	96,715
Noninterest income	31,183	37,219	31,060	42,536	41,761
Noninterest expense	83,144	90,353	92,623	98,262	143,344

(Loss) income before taxes	11,843	(72)	(6,498)	(66,781)	(111,161)
Provision (benefit) for income taxes	(70,242)	—	—	41,868	(45,573)

Net (loss) income	82,085	(72)	(6,498)	(108,649)	(65,588)
Preferred stock dividends and accretion	5,258	4,987	4,730	4,538	4,281

Net (loss) income available to common stockholders	$76,827	$(5,059)	$(11,228)	$(113,187)	$(69,869)

Loan Quality Ratios
Allowance for loan losses to total loans at end of year	2.48%	3.36%	3.80%	4.51%	3.13%
Provision for loan losses to total loans	(0.78)%	0.55%	0.65%	5.31%	4.69%
Net loans charged off to average total loans	0.25%	1.56%	2.17%	4.10%	3.33%
Nonaccrual loans to total loans	3.53%	6.74%	9.26%	12.56%	8.48%
Nonperforming assets to total assets	4.06%	7.58%	11.96%	14.50%	8.91%
Nonperforming loans to total loans	3.61%	7.18%	10.15%	13.54%	9.20%
Allowance for loan losses to nonaccrual loans	70.11%	49.79%	41.01%	35.96%	36.88%

	As of and For the Year Ended December 31,
($ in thousands, except per share data)	2013	2012	2011	2010	2009
Per Share Data
Basic (loss) earnings	$5.45	$(0.36)	$(0.79)	$(8.03)	$(5.04)
Diluted (loss) earnings	5.45	(0.36)	(0.79)	(8.03)	(5.04)
Dividends declared	—	—	—	0.02	0.10
Common book value	5.37	0.05	0.22	1.01	9.27
Weighted average diluted shares outstanding	14,106,033	14,207,252	14,220,822	14,104,228	13,912,916
Weighted average basic shares outstanding	13,939,919	14,074,188	14,019,920	13,918,309	13,815,965
Shares outstanding at period end	13,917,108	14,084,328	14,034,991	13,911,475	13,823,917
Supplementary Data
Other real estate owned assets	$41,537	$72,423	$93,290	$75,613	$40,200
Other real estate owned expense	10,747	$18,663	$19,410	24,027	7,549
Residential mortgage revenue	8,391	$11,706	$6,172	11,170	11,790
Capital Ratios
Tangible common equity to tangible assets	3.67%	(0.13)%	(0.08)%	0.40%	4.69%
Tangible common equity to risk-weighted assets	5.84%	(0.19)%	(0.10)%	0.48%	5.46%
Tier 1 common equity to risk-weighted assets	0.77%	(0.12)%	(0.05)%	0.52%	4.31%
Tier 1 leverage ratio	6.96%	4.85%	4.98%	4.74%	8.48%
Tier 1 risk-based capital ratio	10.65%	6.81%	6.21%	6.09%	9.96%
Total risk-based capital ratio	15.88%	13.62%	12.38%	11.46%	13.26%

Non-GAAP Financial Measures

        We and investors often use the ratio of tangible common equity to tangible assets and the ratio of tangible common equity to risk-weighted assets to assess capital and the quality of capital. Tier 1 common equity and risk-weighted assets are terms used by banking regulators in assessing our capital adequacy for regulatory purposes. The ratios of tangible common equity to tangible assets and the ratio of tangible common equity to risk-weighted assets are not necessarily comparable to similar capital measures that may be presented by other companies.

        The limitations associated with these measures are the risks that persons might disagree as to the appropriateness of items comprising these measures and that different companies might calculate these measures differently. These disclosures should not be considered an alternative to GAAP. The information provided reconciles GAAP measures and the ratios of tangible common equity or Tier 1 common equity, as applicable, to tangible assets or risk-weighted assets, as applicable.

	As of and for the Year Ended December 31,
($ in thousands, except per share data)	2013	2012	2011	2010	2009
Tier 1 capital
Total equity	$147,692	$72,552	$74,002	$83,958	$197,208
Tier 1 adjustments:
Trust preferred securities allowed	51,577	24,626	25,901	29,029	56,625
Accumulated other comprehensive loss	7,038	1,327	3,702	3,130	1,605
Disallowed goodwill and intangible assets	(1,177)	(3,276)	(4,678)	(5,525)	(6,655)
Disallowed deferred tax assets	(70,350)	—	(2,592)	(2,064)	(27,018)
Other	(581)	(412)	(349)	(390)	(245)
Tier 1 Capital	$134,199	$94,817	$95,986	$108,138	$221,520

Total capital
Tier 1 capital	$134,199	$94,817	$95,986	$108,138	$221,520
Tier 2 additions:
Allowable portion of allowance for loan losses	15,898	17,656	19,736	22,875	28,249
Additional trust preferred securities disallowed for Tier 1 capital	5,048	31,999	30,724	27,596	—
Subordinated debt	45,000	45,000	45,000	45,000	45,000
Tier 2 additions subtotal	65,946	94,655	95,460	95,471	73,249
Allowable Tier 2	65,946	94,655	95,460	95,471	73,249
Other Tier 2 capital components	(6)	(6)	(7)	(7)	(8)

Total capital	$200,139	$189,466	$191,439	$203,602	$294,761
Tangible common equity
Total equity	$147,692	$72,552	$74,002	$83,958	$197,208
Less: Preferred equity	72,942	71,869	70,863	69,921	69,039
Goodwill and intangible assets	1,177	3,276	4,678	5,525	6,655

Tangible common equity	$73,573	$(2,593)	$(1,539)	$8,512	$121,514
Tangible book value (per share data)	$5.29	$(0.18)	$(0.11)	$0.61	$8.79
Tier 1 common equity
Tangible common equity	$73,573	$(2,593)	$(1,539)	$8,512	$121,514
Tier 1 adjustments:
Accumulated other comprehensive loss	7,038	1,327	3,702	3,130	1,605
Deferred tax liabilities on intangible assets	—	—	—	—	—
Other	(70,951)	(412)	(2,941)	(2,454)	(27,263)

Tier 1 common equity	$9,660	$(1,678)	$(778)	$9,188	$95,856
Tangible assets
Total assets	$2,004,034	$2,045,799	$1,941,418	$2,123,921	$2,596,657
Less: Goodwill and intangible assets	1,177	3,276	4,678	5,525	6,655

Tangible assets	$2,002,857	$2,042,523	$1,936,740	$2,118,396	$2,590,002
Total risk-weighted assets
On balance sheet	$1,224,438	$1,356,762	$1,511,815	$1,723,519	$2,128,378
Off balance sheet	36,023	34,804	34,824	53,051	95,220

Total risk-weighted assets	$1,260,461	$1,391,566	$1,546,639	$1,776,570	$2,223,598
Average assets
Total average assets for leverage	$1,927,217	$1,955,000	$1,925,953	$2,279,538	$2,612,204

RISK FACTORS

        An investment in our common stock involves risks. Before making an investment decision with respect to our common stock, you should carefully consider the risks described below together with the other information contained or incorporated by reference into this prospectus, including the information contained in the section entitled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2013, and any risks described in our other filings with the SEC. If any of the following risks actually occur, our financial condition and results of operations could suffer, possibly materially. In that case, the trading price of our common stock may decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and actual results may differ substantially from those discussed or implied in these forward-looking statements.

RISKS RELATED TO OUR BUSINESS

  We have incurred net losses in the past and cannot ensure that we will not incur further net losses in the future.

        Although we have reported net income of $82.1 million for the fiscal year ended December 31, 2013, we incurred a net loss of $72,000 for 2012 and $6.5 million for 2011, as well as a net loss of $108.6 million for 2010. Despite a general improvement in the overall economy and the real estate market, the economic environment remains challenging and the stability of the real estate market is uncertain, and we cannot ensure we will not incur future losses. Any future losses may affect our ability to meet our expenses or raise additional capital and may delay the time in which we can resume dividend payments on our common stock. In addition, future losses may cause us to re-establish a valuation allowance against our deferred tax assets. Furthermore, any future losses would likely cause a decline in our holding company regulatory capital ratios, which could materially and adversely affect our financial condition, liquidity and results of operations.

  Nonperforming assets take significant time to resolve, adversely affect our results of operations and financial condition and could result in further losses in the future.

        At December 31, 2013, our nonperforming loans (which consist of nonaccrual loans and loans past due 90 days or more still accruing interest and restructured loans still accruing interest) and our nonperforming assets (which include nonperforming loans plus OREO) are reflected in the table below (in millions):

	12/31/2013	12/31/2012	% Change
Nonperforming loans	$39.8	$82.6	(51.8)%
OREO	41.5	72.4	(42.7)%

Nonperforming assets	$81.3	$155.0	(47.5)%

        Our nonperforming assets adversely affect our net income in various ways. For example, we do not record interest income on nonaccrual loans and OREO may have expenses in excess of lease revenues collected, thereby adversely affecting our income and returns on assets and equity. Our loan administration costs also increase because of our nonperforming assets. The resolution of nonperforming assets requires significant time commitments from management, which can be detrimental to the performance of their other responsibilities. While we have made significant progress in reducing our nonperforming assets, there is no assurance that we will not experience increases in nonperforming assets in the future or that our nonperforming assets will not result in further losses in the future.

  Our loan portfolio is concentrated heavily in commercial and residential real estate loans which involve risks specific to real estate values and the real estate markets in general, all of which have been experiencing significant weakness.

        Our loan portfolio generally reflects the profile of the communities in which we operate. Because we operate in areas that saw rapid growth between 2000 and 2007, real estate lending of all types is a significant portion of our loan portfolio. Total real estate lending, excluding deferred fees, is still $979.8 million, or approximately 89.0% of our December 31, 2013 loan portfolio. Given that the primary (if not only) source of collateral on these loans is real estate, additional adverse developments affecting real estate values in our market area could increase the credit risk associated with our real estate loan portfolio.

        The effects of ongoing real estate challenges, combined with the ongoing correction in commercial and residential real estate market prices and reduced levels of home sales, have adversely affected our real estate loan portfolio and have the potential to further adversely affect such portfolio in several ways, each of which could further adversely impact our financial condition and results of operations.

  Real estate market volatility and future changes in disposition strategies could result in net proceeds that differ significantly from fair value appraisals of loan collateral and OREO and could negatively impact our operating performance.

        Many of our nonperforming real estate loans are collateral-dependent, meaning the repayment of the loan is largely dependent upon the successful operation of the property securing the loan. For collateral-dependent loans, we estimate the value of the loan based on appraised value of the underlying collateral less costs to sell. Our OREO portfolio consists of properties acquired through foreclosure or deed in lieu of foreclosure in partial or total satisfaction of certain loans as a result of borrower defaults. OREO is recorded at the lower of the recorded investment in the loans for which the property served as collateral or estimated fair value, less estimated selling costs. In determining the value of OREO properties and loan collateral, an orderly disposition of the property is generally assumed. Significant judgment is required in estimating the fair value of property and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility.

  A return of recessionary conditions could result in increases in our level of nonperforming loans and/or reduced demand for our products and services, which could lead to lower revenue, higher loan losses and lower earnings.

        A return of recessionary conditions and/or continued negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments and our ongoing operations, costs and profitability. Declines in real estate values and sales volumes and increased unemployment or underemployment levels may result in higher than expected loan delinquencies, increases in our levels of nonperforming and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity and financial condition.

  Our allowance for loan losses may be insufficient to absorb potential losses in our loan portfolio.

        We maintain an allowance for loan losses at a level we believe adequate to absorb estimated losses inherent in our existing loan portfolio. The level of the allowance reflects management's continuing evaluation of industry concentrations; specific credit risks; credit loss experience; current loan portfolio quality; present economic, political and regulatory conditions; and unidentified losses inherent in the current loan portfolio.

        Determination of the allowance is inherently subjective since it requires significant estimates and management's judgment of credit risks and future trends, all of which may undergo material changes. For example, the final allowance for December 31, 2013 and December 31, 2012 included an amount reserved for other not specifically identified risk factors. Although improving, continued difficult economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance and may require an increase in the provision for loan losses or the recognition of additional loan charge-offs, based on judgments different from those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance. Any increases in provisions will result in a decrease in net income and capital and may have a material adverse effect on our financial condition and results of operations.

  While we had a loan loss reserve release in 2013, our provision for loan losses has been elevated during the last several years and we may be required to make increases in our provision for loan losses and to charge-off additional loans in the future.

        For the years ended December 31, 2013 and 2012, we recorded a loan loss reserve release of $8.6 million and a provision for loan losses of $6.3 million, respectively. We also recorded net loan charge-offs of $2.8 million and $19.7 million for the years ended December 31, 2013 and 2012, respectively. Our nonperforming assets totaled $81.3 million, or 4.1% of total assets, at December 31, 2013. Additionally, classified assets were $103.8 million at December 31, 2013. If the economy and/or the real estate market continue to weaken, more of our classified assets may become nonperforming and we may be required to take additional provisions to increase our allowance for loan losses for these assets as the value of the collateral may be insufficient to pay any remaining net loan balance, which could have a negative effect on our results of operations. We maintain an allowance for loan losses to provide for loans in our portfolio that may not be repaid in their entirety. We believe that our allowance for loan losses is maintained at a level adequate to absorb probable losses inherent in our loan portfolio as of the corresponding balance sheet date. However, our allowance for loan losses may not be sufficient to cover actual loan losses and future provisions for loan losses could materially adversely affect our operating results.

  The size of our loan portfolio has declined in recent periods, and, if we are unable to return to loan growth, our profitability may be adversely affected.

        Since December 31, 2010, our gross loans held for investment have declined by 34.8% while our total assets have declined by 5.6%. During this period, we were managing our balance sheet composition to manage our capital levels and position the Bank to meet and exceed its targeted capital levels. Management's efforts have reduced our nonperforming assets by 73.6% over this same period. Among other things, our current strategic plan calls for continued reductions in the amount of our nonperforming assets and returning to growth in our loan portfolio to improve our net interest margin and profitability. Our ability to increase profitability in accordance with this plan will depend on a variety of factors, including our ability to originate attractive new lending relationships. While we believe we have the management resources and lending staff in place to successfully achieve our strategic plan, if we are unable to increase the size of our loan portfolio, our strategic plan may not be successful and our profitability may be adversely affected.

  Our business is concentrated in and dependent upon the welfare of several counties in Illinois specifically and the State of Illinois generally.

        Our primary market area is Aurora, Illinois, and the surrounding communities as well as southwestern Cook County. The city of Aurora is located in northeastern Illinois, approximately 40 miles west of

Chicago. The Bank operates primarily in Kane, Kendall, DeKalb, DuPage, LaSalle, Will and southwestern Cook counties in Illinois, and, as a result, our financial condition, results of operations and cash flows are subject to changes and fluctuations in the economic conditions in those areas.

        The communities that we serve grew rapidly over the past decade. We intend to continue concentrating our business efforts in these communities, and our future success is largely dependent upon the overall economic health of these communities. However, since late 2007, the U.S. economy has generally experienced difficult economic conditions, and the State of Illinois's financial condition continues to be among the most troubled of any state in the United States with both unemployment and foreclosure rates among the ten worst in the United States. Weak economic conditions are characterized by, among other indicators, deflation, unemployment, fluctuations in debt and equity capital markets, increased delinquencies on mortgage, commercial and consumer loans, residential and commercial real estate price declines and lower home sales and commercial activity. All of those factors are generally detrimental to our business. If the overall economic conditions fail to significantly improve or decline further, particularly within our primary market areas, we could experience a lack of demand for our products and services, an increase in loan delinquencies and defaults and high or increased levels of problem assets and foreclosures. Moreover, because of our geographic concentration, we are less able than other regional or national financial institutions to diversify our credit risks across multiple markets.

        Similarly, we have credit exposure to entities or in industries that could be impacted by the continued financial difficulties at the state level. Exposure to health care, construction and social services organizations has been reviewed to evaluate credit impact from a possible reorganization of state finances. Credit downgrades, partial charge-offs and specific reserves could develop in this exposure with resulting impact on our financial condition if the State of Illinois encounters more severe payment issuance capabilities.

  We operate in a highly competitive industry and market area, and we may not be able to continue to effectively compete.

        We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and have more financial resources. Our competitors primarily include national and regional banks as well as community banks within the markets we serve. We also face competition from savings and loan associations, credit unions, personal loan and finance companies, retail and discount stockbrokers, investment advisors, mutual funds, insurance companies and other financial intermediaries. For example, in Kane and Kendall Counties, the Bank faced competition from 196 bank branches representing 42 different financial institutions (including us) according to the June 30, 2013, FDIC share of deposit data. The financial services industry could become even more competitive as a result of legislative and regulatory changes. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer the wide spectrum of financial services to many customer segments. Many large scale competitors can leverage economies of scale and be able to offer better pricing for products and services compared to what we can offer.

        Our ability to compete successfully depends on developing and maintaining long-term customer relationships, offering community banking services with features and pricing in line with customer interests and expectations, consistently achieving outstanding levels of customer service and adapting to many and frequent changes in banking as well as local or regional economies. Failure to excel in these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability. These weaknesses could have a significant negative impact on our business, financial condition and results of operations.

  We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

        We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values: being an integral part of the communities we serve; delivering superior service to our customers; and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and our operating results may be adversely affected.

  We are subject to interest rate risk, and a change in interest rates could have a negative effect on our net income.

        Our earnings and cash flows are largely dependent upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, our competition and policies of various governmental and regulatory agencies, particularly the Federal Reserve. Changes in monetary policy, including changes in interest rates, could influence the amount of interest we earn on loans and securities and the amount of interest we incur on deposits and borrowings. Such changes could also affect our ability to originate loans and obtain deposits as well as the average duration of our securities portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

        Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition and results of operations.

  Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

        The policies of the Federal Reserve also have a significant impact on us. Among other things, the Federal Reserve's monetary policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments we hold and the ability of borrowers to repay their loans, which could have a material adverse effect on us.

  If we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance, would be adversely affected.

        Old Second and the Bank must meet minimum regulatory capital requirements and maintain sufficient liquidity. We also face significant capital and other regulatory requirements as a financial institution. Our ability to raise additional capital, when and if needed, will depend on conditions in the economy and capital markets, and a number of other factors, including investor perceptions regarding Old Second, the banking industry and market condition and governmental activities, many of which are outside our control, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations could be materially and adversely affected.

  We could experience an unexpected inability to obtain needed liquidity.

        Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits, and to take advantage of interest rate market opportunities and is essential to a financial institution's business. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets and its access to alternative sources of funds. We seek to ensure that our funding needs are met by maintaining an appropriate level of liquidity through asset and liability management. If we become unable to obtain funds when needed, it could have a material adverse effect on our business, financial condition and results of operations.

  Loss of customer deposits due to increased competition could increase our funding costs.

        We rely on bank deposits to be a low cost and stable source of funding. We compete with banks and other financial services companies for deposits. If our competitors raise the rates they pay on deposits, our funding costs may increase, either because we raise our rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. Higher funding costs could reduce our net interest margin and net interest income and could have a material adverse effect on our financial condition and results of operations.

  We rely on the accuracy and completeness of information about customers and counterparties.

        We rely on information furnished by or on behalf of customers and counterparties in deciding whether to extend credit or enter into other transactions. This information could include financial statements, credit reports and other financial information. We also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business, financial condition and results of operations.

  Our estimate of fair values for our investments may not be realizable if we were to sell these securities today.

        Our available-for-sale securities are carried at fair value. Accounting standards require us to categorize these securities according to a fair value hierarchy. As of December 31, 2013, approximately 0.4% of our available-for-sale securities were categorized in Level 1 of the fair value hierarchy (meaning that the fair values were based on quoted market prices). Approximately, 58% of our available-for-sale securities were categorized in Level 2 of the fair value hierarchy (meaning that their fair values were determined by quoted prices for similar instruments or other observable inputs). The remaining securities were categorized as Level 3. The Company's held to maturity securities are carried at amortized cost. The determination of fair value for securities categorized in Level 3 involves our significant judgment due to the complexity of the factors contributing to the valuation, many of which are not readily observable in the market. The market disruptions since 2007, and the resulting fluctuations in fair value, make the valuation process even more difficult and subjective.

  We may be materially and adversely affected by the highly regulated environment in which we operate.

        We are subject to extensive federal and state regulation, supervision and examination. Banking regulations are primarily intended to protect depositors' funds, FDIC funds, customers and the banking system as a whole, rather than our shareholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things.

        As a bank holding company, we are subject to extensive regulation and supervision and undergo periodic examinations by our regulators, who have extensive discretion and authority to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Failure to comply with applicable laws, regulations or policies could result in sanctions by regulatory agencies, civil monetary penalties and/or damage to our reputation, which could have a material adverse effect on us. Although we have policies and procedures designed to mitigate the risk of any such violations, there can be no assurance that such violations will not occur.

        Although a more detailed description of the primary federal and state banking laws and regulations that affect us is contained in our Form 10-K for the year ended December 31, 2013 under the section captioned "Supervision and Regulation," the laws, regulations, rules, standards, policies and interpretations governing us are constantly evolving and may change significantly over time. For example, on July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law, which significantly changed the regulation of financial institutions and the financial services industry. The Dodd-Frank Act, together with the regulations to be developed thereunder, includes provisions affecting large and small financial institutions alike, including several provisions that affect how community banks, thrifts and small bank and thrift holding companies will be regulated. In addition, the Federal Reserve, in recent years, has adopted numerous new regulations addressing banks' overdraft and mortgage lending practices. Further, the Consumer Financial Protection Bureau was recently established, with broad powers to supervise and enforce consumer protection laws, and additional consumer protection legislation and regulatory activity is anticipated in the near future.

        In addition, in July 2013, the U.S. federal banking authorities approved the implementation of the Basel III regulatory capital reforms and issued rules effecting certain changes required by the Dodd-Frank Act (the "Basel III Rules"). The Basel III Rules are applicable to all U.S. banks that are subject to minimum capital requirements as well as to bank and saving and loan holding companies, other than "small bank holding companies" (generally bank holding companies with consolidated assets of less than $500 million). The Basel III Rules not only increase most of the required minimum regulatory capital ratios, they introduce a new Common Equity Tier 1 Capital ratio and the concept of a capital conservation buffer. The Basel III Rules also expand the current definition of capital by establishing additional criteria that capital instruments must meet to be considered Additional Tier 1 Capital (i.e., Tier 1 Capital in addition to Common Equity) and Tier 2 Capital. A number of instruments that now generally qualify as Tier 1 Capital will not qualify or their qualifications will change when the Basel III Rules are fully implemented. However, the Basel III Rules permit banking organizations with less than $15 billion in assets to retain, through a one-time election, the existing treatment for accumulated other comprehensive income, which currently does not affect regulatory capital. The Basel III Rules have maintained the general structure of the current prompt corrective action thresholds while incorporating the increased requirements, including the Common Equity Tier 1 Capital ratio. In order to be a "well-capitalized" depository institution under the new regime, an institution must maintain a Common Equity Tier 1 Capital ratio of 6.5% or more; a Tier 1 Capital ratio of 8% or more; a Total Capital ratio of 10% or more; and a leverage ratio of 5% or more. Institutions must also maintain a capital conservation buffer consisting of Common Equity Tier 1 Capital. Generally, financial institutions will become subject to the Basel III Rules on January 1, 2015 with a phase-in period through 2019 for many of the changes.

        These provisions, as well as any other aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, may impact the profitability of our business activities and may change certain of our business practices, including our ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations in order to comply and could therefore also materially and adversely affect our business, financial condition and results of operations.

  We may not be able to realize the benefit of the remaining deferred tax assets.

        We record deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The deferred tax assets can be recognized in future periods dependent upon a number of factors, including the ability to realize the asset through carrybacks or carryforwards to taxable income in prior or future years, the future reversal of existing taxable temporary differences, future taxable income, and the possible application of future tax planning strategies. While a significant portion of the previously fully reserved deferred tax assets were recovered in 2013, the remaining deferred tax assets may not be recoverable resulting in an adverse impact on our earnings and stockholders' equity.

  We could become subject to claims and litigation pertaining to our or the Bank's fiduciary responsibility.

        From time to time, customers make claims and take legal action pertaining to our performance of our fiduciary responsibilities. Whether customer claims and legal action related to our performance of our fiduciary responsibilities are founded or unfounded, if such claims and legal action are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect the market perception of the Company and our products and services as well as impact customer demand for those products and services. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse impact on our financial condition and results of operations.

  We and our subsidiaries are subject to changes in accounting principles, policies or guidelines.

        Our financial performance is impacted by accounting principles, policies and guidelines. Some of these policies require the use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Some of our accounting policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. If such estimates or assumptions underlying our financial statements are incorrect, we may experience material losses.

        From time to time, the Financial Accounting Standards Board and the SEC change the financial accounting and reporting standards or the interpretation of those standards that govern the preparation of our external financial statements. These changes are beyond our control, can be difficult to predict and could materially impact how we report our financial condition and results of operations.

        Changes in these standards are continuously occurring, and given the current economic environment, more drastic changes may occur. The implementation of such changes could have a material adverse effect on our financial condition and results of operations.

  We are a bank holding company and the sources of funds available to us to meet our obligations are limited.

        We are a bank holding company, and our operations are primarily conducted by the Bank, which is subject to significant federal and state regulation. Cash available to pay our dividend and interest obligations, expenses and to meet our debt service requirements is derived primarily from dividends received from the Bank. We have not received dividends from the Bank since 2010 and future dividend payments by the Bank to us will require generation of future earnings by the Bank and are subject to certain regulatory guidelines and approval requirements. If the Bank is unable to pay dividends to us, we may not have the resources or cash flow to meet all of our obligations.

  Our controls and procedures may fail or be circumvented.

        Management regularly reviews and updates our loan underwriting and monitoring process, internal controls, disclosure controls and procedures and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, financial condition and results of operations.

  Loss of key employees may disrupt relationships with certain customers.

        Our business is primarily relationship-driven in that many of our key employees have extensive customer relationships. Loss of key employees with these customer relationships may lead to the loss of business if the customers were to follow that employee to a competitor. While we believe our relationships with our key personnel are strong, we cannot guarantee that all of our key personnel will remain with the organization. Loss of such key personnel, particularly including the entrance into employment relationships with one of our competitors, could result in the loss of some of our customers, which could have a negative impact on our business, financial condition and results of operations.

  Our information systems may experience an interruption or breach in security.

        We rely heavily on internal and outsourced technologies, communications and information systems to conduct our business. As our reliance on technology has increased, so have the potential risks of a technology-related operation interruption (such as disruptions in our customer relationship management, general ledger, deposit, loan or other systems) or the occurrence of a cyber-incident (such as unauthorized access to our systems). Cyber-incidents can result from deliberate attacks or unintentional events, including (i) gaining unauthorized access to automated systems for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruptions; (ii) causing denial-of-service attacks on websites; or (iii) intelligence gathering and social engineering aimed at obtaining information. Applying guidance from the Federal Financial Institutions Examination Council, we have identified security risks and employ risk mitigation controls. Following a layered security approach, this program has analyzed and will continue to analyze security related to device specific considerations, user access topics, transaction-processing and network integrity. Additionally, we have instituted a comprehensive Vendor Management Program that allows us to expand our control over how and where our information assets are stored.

        Management believes that a strong foundational security structure has been established but can make no assurances that such structure will be sufficient to prevent cyber-incidents. We will continue to work with state and federal cybercrime organizations to stay abreast of continuously evolving threats. An annual risk assessment of information technology has been and will be prepared by our information technology group for presentation to our board of directors. We also assessed vendors who may store any of their data externally, and we believe such outside vendors have established sufficient security procedures. Last, we have established and will continue to develop a security awareness program for our customers as well as all of our employees. The occurrence of an operational interruption or a deficiency in the cyber-security of our technology systems (internal or outsourced) could negatively impact our financial condition or results of operations.

  We are dependent upon outside third parties for processing and handling our records and data.

        We rely on software developed by third party vendors to process various transactions. In some cases, we have contracted with third parties to run their proprietary software on our behalf. These systems include, but are not limited to, general ledger, payroll, wealth management record keeping and securities portfolio management. While we perform a review of controls instituted by the vendor over these programs in accordance with industry standards and institutes our own user controls, we must rely on the continued maintenance of performance controls by the outside party, including safeguards over the security of customer data. In addition, we back up key processing output daily in the event of a failure on the part of any of these systems. Nonetheless, we may incur a temporary disruption in our ability to conduct our business or process our transactions, or incur damage to our reputation if the third party vendor fails to adequately maintain internal controls or institute necessary changes to systems. Such disruption or breach of security may have a material adverse effect on our financial condition and results of operations.

RISKS RELATED TO OUR EFFORTS TO RAISE CAPITAL

  This offering will be highly dilutive to our existing common shareholders.

        If successful, this offering will result in the issuance of a significant number of shares of our common stock and will be highly dilutive to our existing common shareholders and their voting power. After the closing of this offering, we may issue additional shares of our common stock to a certain holder of our Series B Preferred Stock as part of the consideration for the repurchase of shares of Series B Preferred Stock. See the section entitled "Capitalization" for more information. In addition to this offering, we currently anticipate submitting a new equity incentive plan in 2014 to our stockholders for approval at our 2014 annual meeting, which would provide for the issuance of up to 375,000 shares of our common stock to our officers, directors and employees. The market price of our common stock could decline as a result of the dilutive effect of this offering and our new equity incentive plan.

  This offering could result in one or more private investors owning a significant percentage of our stock and having the ability to exert influence over our management and operations.

        It is possible that one or more investors could end up as the owner of a significant portion of our common stock if, for example, such investor makes a significant investment in our common stock in this offering. Any such significant shareholder could exercise influence on matters submitted to our shareholders for approval, including the election of directors. In addition, having a significant shareholder could make future transactions more difficult or even impossible to complete without the support of such shareholder, whose interests may not coincide with interests of smaller shareholders. These possibilities could have an adverse effect on the market price of our common stock. We currently do not expect to sell a significant portion of our common stock to any single investor in this offering but cannot make any assurances that we will not do so.

        As noted below, if we are deemed to experience an ownership change under U.S. federal income tax laws, it could negatively affect our ability to utilize our net operating loss and income tax credit carryforwards and other deferred tax assets, such as built-in losses on certain assets, in the future. We expect to limit the amount of stock acquired by any single investor or group of investors in this offering to avoid an ownership change under the U.S. federal income tax laws. It is possible, however, that we will agree to sell a number of shares of our common stock in this offering to an investor or group of investors that could cause such an ownership change, which could preclude us from utilizing a portion of our deferred tax assets.

  It is possible that the sale of our common stock in this offering and the issuance of common stock in exchange for our Series B Preferred Stock may trigger an ownership change under federal tax law that could negatively affect our ability to utilize our deferred tax assets in the future.

        In 2013, we reported net income of $82.1 million, which included a $74.1 million benefit from the reversal of the vast majority of our valuation allowance against our deferred tax assets in the third quarter of 2013. Deferred tax assets represent the tax effect of the difference between the book and tax basis of our assets and liabilities. However, under federal tax law, our ability to utilize our deferred tax assets may be limited if we are deemed to experience an ownership change pursuant to Section 382 of the Internal Revenue Code of 1986, as amended. Such a change could result in the loss of a portion of the benefit of these deferred tax assets. We implemented the Tax Benefits Preservation Plan at our 2013 annual meeting to help protect our ability to utilize our deferred tax assets. As noted above, we currently intend to limit the amount of stock acquired by any single investor or group of investors in this offering to avoid an ownership change under the federal tax laws that could preclude us from utilizing our deferred tax assets. However, we may issue shares of our common stock in this offering or following the closing of this offering to certain holders of our Series B Preferred Stock as part of the consideration for the repurchase of such shares of Series B Preferred Stock in an amount that exceeds the limits of common stock currently set forth in our Tax Benefits Preservation Plan. Pursuant to the terms of the Tax Benefits Preservation Plan, our board may amend the Tax Benefits Preservation Plan to exclude this offering and the exchange of our Series B Preferred Stock or determine not to redeem the Rights (as defined below) in its sole discretion. We can make no assurances that our board will amend the Tax Benefits Preservation Plan or determine not to redeem the Rights.

        Deferred tax assets are assessed periodically by management to determine if they are realizable. Factors in management's determination of whether the deferred tax assets are realizable include our performance, including the ability to generate taxable net income. If, based on available information, it is more likely than not that the deferred tax assets will not be realized in any subsequent period, then a valuation allowance must be established with a corresponding charge to income tax expense. Consequently, although we reversed the vast majority of the valuation allowance against our deferred tax assets in the third quarter of 2013, future facts and circumstances may require us to re-establish a valuation allowance. Charges to re-establish a valuation allowance with respect to our deferred tax assets could have a material adverse effect on our financial condition and results of operations.

  We will retain broad discretion in using some of the net proceeds from this offering.

        The primary purpose of this offering is to allow us to repurchase a portion of the Series B Preferred Stock, which we may do if we meet certain conditions. Assuming we are successful in raising aggregate gross cash proceeds of $            in this offering (assuming the underwriters do not exercise their over-allotment option), we anticipate net proceeds available to us, after paying offering expenses, to be approximately $            . We intend to use these net proceeds to repurchase a portion of the Series B Preferred Stock and to pay all accrued but unpaid interest on the Trust Preferred Securities and the accumulated and unpaid dividends on the Series B Preferred Stock.

        The underwriters of this offering have the option to purchase up to an aggregate of 2,025,000 additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus. If the underwriters exercise this option, it would result in additional net cash proceeds to us of up to approximately $            . We currently do not have any specific plans as to how such additional cash proceeds would be used, and our management will retain broad discretion to allocate any net proceeds of this offering in excess of the amount used to repurchase a portion of the Series B Preferred Stock. Management's failure to use any such excess net proceeds effectively could have an adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR COMMON STOCK

  We have not paid dividends since the third quarter of 2010, and we cannot ensure that we will be able to pay dividends in the future.

        The Written Agreement with the Federal Reserve included restrictions on our payment of dividends on our common stock. Although the Written Agreement was terminated in January 2014, we expect that we will continue to seek approval from the Federal Reserve prior to paying any dividends on our common stock.

        In addition, the Federal Reserve also has issued Federal Reserve Supervision and Regulation Letter SR-09-4, which requires bank holding companies to inform and consult with Federal Reserve supervisory staff prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid. Under this regulation, if we experience losses in a series of consecutive quarters, we may be required to inform and consult with the Federal Reserve supervisory staff prior to declaring or paying any dividends. In this event, there can be no assurance that our regulators will approve the payment of such dividends. In addition, as a Delaware corporation, we are subject to the limitations of the Delaware General Corporation Law (the "DGCL"). The DGCL allows us to pay dividends only out of our surplus (as defined and computed in accordance with the provisions of the DGCL) or, if we have no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

        Holders of our common stock are also only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. We are currently prohibited from paying any cash dividends on our common stock. Even when such prohibitions end, there are restrictions on our ability to pay cash dividends that will likely continue to materially limit our ability to pay cash dividends. We cannot provide any assurances of when we may pay cash dividends in the future. See the section entitled "Dividend Policy" for more information.

        Finally, as discussed below, we are also currently deferring the regularly scheduled quarterly payments on our outstanding Trust Preferred Securities and our outstanding shares of Series B Preferred Stock and are prohibited from paying any cash dividends on our common stock until all unpaid dividends and distributions on such senior securities have been paid in full. We anticipate paying the accrued but unpaid interest on our Trust Preferred Securities and the unpaid dividends on our Series B Preferred Stock with the proceeds of this offering, and, although the Federal Reserve has informed us that it will not object to the payment of such interest and dividends, the Federal Reserve did reserve its right to object if this offering is not successful. Consequently, we cannot guarantee that we will be able to pay such amounts following this offering.

  We have deferred interest payments on our Trust Preferred Securities and dividends on the Series B Preferred Stock, and the failure to resume payments may adversely affect us and our shareholders.

        On August 31, 2010, we announced that we elected to defer regularly scheduled interest payments on our Trust Preferred Securities. The total accrued interest on the Trust Preferred Securities, including compounded interest on the deferred payments, totaled $17.0 million at December 31, 2013. The accrued but unpaid interest on the Trust Preferred Securities must be paid before we can repurchase all or any portion of the Series B Preferred Stock.

        On August 31, 2010, we also announced that we elected to defer quarterly cash dividends on our Series B Preferred Stock. Dividend payments on the Series B Preferred Stock may be deferred without default but the dividends are cumulative. The dividend rate on the Series B Preferred Stock is 5% per annum through February 2014 and 9% per annum thereafter. In addition, following Treasury's auction of the Series B Preferred Stock in the first quarter of 2013, we elected to stop accruing the dividend on the

Series B Preferred Stock. Given the discount reflected in the results of the auction, we believed that we would likely be able to repurchase the Series B Preferred Stock at a price less than the face amount of the Series B Preferred Stock plus unpaid dividends. Although we have stopped accruing the dividend, dividends on the Series B Preferred Stock have continued to accumulate and we can make no assurances that we will not be required to pay all unpaid dividends on the Series B Preferred Stock. As of December 31, 2013, the accumulated and unpaid Series B Preferred Stock dividends totaled $13.3 million.

        We are allowed to defer payments of interest for 20 quarterly periods on the Trust Preferred Securities without default or penalty, but such amounts will continue to accumulate. Also during the deferral period, we generally may not pay cash dividends on or repurchase our common stock or preferred stock, including the Series B Preferred Stock. The terms of the Series B Preferred Stock also prevent us from paying cash dividends on or repurchasing our common stock while Series B Preferred Stock dividends are in arrears. We intend to use a portion of the proceeds of this offering to pay the outstanding interest on the Trust Preferred Securities and the unpaid dividends on the Series B Preferred Stock, and, although the Federal Reserve has informed us that it will not object to the payment of such interest and dividends, the Federal Reserve did reserve its right to object if this offering is not successful. Consequently, we cannot guarantee that we will be able to pay such amounts following this offering. See the section entitled "Dividend Policy" for more information.

  The holders of our debt have rights that are senior to those of our shareholders.

        We currently have a $45.5 million credit facility with a correspondent lender, which includes $45.0 million of subordinated debt and $500,000 in term debt. As of December 31, 2013, the $45.0 million in principal of subordinated debt and the $500,000 in principal of term debt were outstanding. The term debt and subordinated debt mature on March 31, 2018. The term debt portion of the senior debt is secured by all of the capital stock of the Bank. The agreement covering the credit facility contains the usual and customary provisions regarding the acceleration of senior debt upon an event of default. As of December 31, 2013, we were out of compliance with the financial covenant in the agreement governing the credit facility regarding the level of nonperforming loans to the Bank's Tier 1 capital and, as a result, were in default on the $500,000 in term debt currently outstanding under the senior debt portion of the credit facility. As a result of our default under the term debt, it is possible that our lender could seek to accelerate the $500,000 outstanding on the term debt and, if we are unable to pay such amount, seek to recover on its secured interest in the capital stock of the Bank. In addition, as of December 31, 2013, we also had $58.4 million in junior subordinated debentures related to the Trust Preferred Securities outstanding. Payments of the principal and interest on the Trust Preferred Securities are conditionally guaranteed by us to the extent the trusts have funds available for such obligations.

        The rights of the holders of our senior debt, subordinated debt and junior subordinated debentures are senior to the shares of our common stock and preferred stock. As a result, we must make payments on our senior debt, subordinated debt and junior subordinated debentures (and the related Trust Preferred Securities) before any dividends can be paid on our common stock or preferred stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of our senior debt, subordinated debt and junior subordinated debentures must be satisfied before any distributions can be made to our shareholders.

  The holders of our senior preferred stock have rights that are senior to those of our common shareholders.

        In January 2009, we issued and sold 73,000 shares of our Series B Preferred Stock, which ranks senior to our common stock in the payment of dividends and on liquidation, to Treasury in connection with the CPP (together with the warrant to acquire 815,339 shares of our common stock) for $73.0 million. During the first quarter of 2013, Treasury sold all of our Series B Preferred Stock to third-party investors, including certain of our directors, in public auctions. We intend to use a portion of the proceeds of this offering to pay the outstanding interest on the Trust Preferred Securities and the unpaid dividends on the Series B Preferred Stock and to repurchase a portion of our Series B Preferred Stock and the Federal Reserve has informed us that it will not object to the payment of such interests subject to the successful completion of this offering. In the event of our bankruptcy, dissolution or liquidation, the holders of the Series B Preferred Stock will receive distributions of our available assets prior to the holders of our common stock but after the holders of our senior debt, subordinated debt and junior subordinated debentures.

  Our common stock trading volumes may not provide adequate liquidity for investors.

        Shares of our common stock are listed on NASDAQ; however, the average daily trading volume in our common stock is less than that of most larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. This capital offering is likely to positively impact the liquidity in our common stock; however, we cannot be sure this expectation will materialize. Given the current daily average trading volume of our common stock, if there is no change in liquidity as a result of this offering, significant sales of our common stock in a brief period of time, or the expectation of these sales, could cause a significant decline in the price of our stock.

  The trading price of our common stock may be subject to continued significant fluctuations and volatility.

        The market price of our common stock could be subject to significant fluctuations due to, among other things:

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  actual or anticipated quarterly fluctuations in our operating and financial results, particularly if such results vary from the expectations of management, securities analysts and investors, including with respect to further loan losses we may incur;

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  announcements regarding significant transactions in which we may engage, including this offering;

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  market assessments regarding such transactions, including the timing, terms and likelihood of success of this offering;

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  changes or perceived changes in our operations or business prospects;

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  legislative or regulatory changes affecting our industry generally or our businesses and operations;

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  the failure of general market and economic conditions to stabilize and recover, particularly with respect to economic conditions in Illinois, and the pace of any such stabilization and recovery;

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  the operating and share price performance of companies that investors consider to be comparable to us;

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  future offerings by us of debt, preferred stock or trust preferred securities, each of which would be senior to our common stock upon liquidation and for purposes of dividend distributions;

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  actions of our current shareholders, including future sales of common stock by existing shareholders and our directors and executive officers; and

  •
  other changes in U.S. or global financial markets, economies and market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

        Stock markets in general, and our common stock in particular, have experienced significant volatility since 2007 and continue to experience significant price and volume volatility. As a result, the market price of our common stock may continue to be subject to similar market fluctuations that may or may not be related to our operating performance or prospects. Increased volatility could result in a decline in the market price of our common stock.

  Holders of our Series B Preferred Stock have certain voting rights that may adversely affect our common stock holders, and the holders of the Series B Preferred Stock may have interests different from our common shareholders.

        As a consequence of missing the sixth dividend payment on our Series B Preferred Stock, Treasury had the right to appoint two directors to our board of directors until all unpaid dividends have been paid. Treasury exercised its right and appointed one director, Mr. Duane Suits, to our board of directors during the fourth quarter of 2012. In addition to holding a seat on our board of directors, the holders of the Series B Preferred Stock have limited voting rights, except as required by law or to the extent such rights are waived. For as long as shares of the Series B Preferred Stock are outstanding, in addition to any other vote or consent of the shareholders required by law or our certificate of incorporation, the vote or consent of holders of at least 66 2/3% of the shares of the Series B Preferred Stock outstanding is required for any authorization or issuance of shares ranking senior to the Series B Preferred Stock; any amendments to the rights of the Series B Preferred Stock that adversely affect the rights, privileges or voting power of the Series B Preferred Stock; or initiation and completion of any merger, share exchange or similar transaction unless the shares of Series B Preferred Stock remain outstanding, or, if we are not the surviving entity in such transaction, are converted into or exchanged for preferred securities of the surviving entity that have the same rights, preferences, privileges and voting power of the Series B Preferred Stock. The holders of our Series B Preferred Stock may have different interests from the holders of our common stock and could vote to block the forgoing transactions, even when considered desirable by, or in the best interests of, the holders of our common stock.

  Any future offerings of debt, preferred stock or other securities, each of which would be senior to our common stock upon liquidation and for purposes of dividend distributions, and any future equity offerings may adversely affect the market price of our common stock.

        We may attempt to increase our capital resources, or we, or the Bank, could be forced by federal and state bank regulators to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our outstanding shares of common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

        Our board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of our shareholders. Our board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over our common stock with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. Therefore, if we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

  Certain banking laws and our Tax Benefits Preservation Plan may have an anti-takeover effect.

        Certain federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. In addition, our Tax Benefits Preservation Plan (discussed below) is intended to discourage any person from acquiring 5% or more of our outstanding stock (with certain limited exceptions). The combination of these provisions may inhibit a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock. See the section entitled "Anti-Takeover Provisions" for more information.

  Investors could become subject to regulatory restrictions upon ownership of our common stock.

        Under the federal Change in Bank Control Act, a person may be required to obtain prior approval from the Federal Reserve before acquiring the power to direct or indirectly control our management, operations or policy or before acquiring 10% or more of our common stock. As a result, potential investors who seek to participate in this offering should evaluate whether they could become subject to the approval and other requirements of this federal statute.

  An investment in our common stock is not an insured deposit, and, thus, any investment is subject to loss.

        The shares of our common stock offered in this offering are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. As a result, if you invest in our common stock, you could lose some or all of your investment.

USE OF PROCEEDS

        Our estimated net proceeds from this offering will be approximately $            , or approximately $            if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and other estimated expenses of this offering.

        We currently expect to use the net proceeds from this offering as follows:

  •
  to pay the accrued and unpaid interest on the Trust Preferred Securities, which totaled approximately $17.0 million as of December 31, 2013;

  •
  to pay the unpaid dividends on the Series B Preferred Stock, to the extent necessary, which totaled approximately $13.3 million as of December 31, 2013;

  •
  to pay all or a portion of the repurchase price for the repurchase of a portion of the Series B Preferred Stock from the certain of the current holders in privately negotiated transactions; and

  •
  to use any remaining proceeds for general corporate purposes.

        Subject to the terms of the Written Agreement, which we entered into with the Federal Reserve on July 22, 2011, we were required to receive approval from the Federal Reserve prior to making interest or dividend payments or repurchasing shares of the Series B Preferred Stock. Although the Written Agreement was terminated, we formally requested that the Federal Reserve grant the necessary approvals to make the payments set forth above. The Federal Reserve informed us that it would not object to the payment of such interest and dividends or the repurchase of our Series B Preferred Stock, provided that this offering is successful. Following the successful completion of this offering, we intend to act as quickly as possible to effect the payments and repurchases set forth above.

        In June of 2003, we completed the sale of $27.5 million of Trust Preferred Securities and sold an additional $4.1 million of Trust Preferred Securities in July of 2003 through our unconsolidated subsidiary, Old Second Capital Trust I. In connection with the Trust Preferred Securities, we issued subordinated debentures to Old Second Capital Trust I in the original amount of $32.6 million. The subordinated debentures issued to Old Second Capital Trust I mature on June 30, 2033 and accrue interest at a rate of 7.80% per annum.

        In addition, in April of 2007, we issued $25.0 million of Trust Preferred Securities through an additional, unconsolidated subsidiary, Old Second Capital Trust II. We issued subordinated debentures to Old Second Capital Trust II in the amount of $25.8 million in connection with the issuance of the Trust Preferred Securities. The Trust Preferred Securities issued by Old Second Capital Trust II mature on April 30, 2037, and accrue interest at a rate of 6.766% per annum from April 30, 2007 until June 15, 2017, and at a variable rate per annum, reset quarterly, equal to LIBOR plus 1.50% thereafter.

        On January 16, 2009, we issued to Treasury (i) 73,000 shares of Series B Preferred Stock; and (ii) a warrant to purchase 815,339 shares of our common stock, all of which Treasury sold at auction during the first and second quarters of 2013, respectively, to third parties. Certain of our directors purchased, in the aggregate, 1,510 shares of our Series B Preferred Stock as part of these auctions. The issued and outstanding shares of Series B Preferred Stock have, in the aggregate, a liquidation value of $73.0 million. See the section entitled "Series B Preferred Stock" for more information. In accordance with our Capital Plan described under "Capital Plan and this Offering," we intend to use a portion of the net proceeds of this offering to repurchase a portion of our outstanding Series B Preferred Stock. As set forth in the non-binding letter of understanding we have negotiated with and delivered to a certain holder of our Series B Preferred Stock, we intend to repurchase approximately 33% of the shares of our outstanding Series B Preferred Stock at a price equal to 94.75% of their per share liquidation value, provided that the holder of such shares enters into an agreement with us to forbear payment of any declared dividends on the Series B Preferred Stock and, upon payment of the repurchase price, to waive any rights to the accumulated and unpaid dividends on the Series B Preferred Stock. We may pay the repurchase price in cash, using a portion of the net proceeds from this offering, or in a combination of cash and shares of common stock, which will be issued in reliance on exemptions from registration under the Securities Act following the closing of this offering. We will not issue common stock in exchange for our Series B Preferred Stock to such holder in an amount in excess of 4.9% of our outstanding common stock after giving effect to the issuance of shares of common stock in this offering. If we issue our common stock as part of the repurchase price for the Series B Preferred Stock, such common stock will be issued at a price per share equal to the price at which shares of common stock are sold to the public in this offering (before giving effect to the underwriting discount). We are working towards the execution of a definitive agreement with this holder. The closing of the repurchase of Series B Preferred Stock will be conditioned on all of our directors who own Series B Preferred Stock selling their shares of such stock on substantially the same economic terms as those set forth above and our agreement not to repurchase our Series B Preferred Stock on terms more favorable than those set forth above from other holders for a period of 9 months from the date of repurchase discussed above. The closing of the repurchase of the Series B Preferred Stock will also be contingent on, and is expected to occur as quickly as possible following, the closing of this offering. The closing of this offering is not contingent on the repurchase of the Series B Preferred Stock, and there is no assurance that we will consummate any of the transactions contemplated by the letter of understanding. We may enter into agreements to repurchase Series B Preferred Stock from other holders of Series B Preferred Stock. The Federal Reserve has informed us that it will not object to the repurchase of our Series B Preferred Stock, provided that this offering is successful.

        We expect that some of the Series B Preferred Stock will remain issued and outstanding following this offering. If we consummate this offering, we intend to pay the unpaid dividends on all shares of the Series B Preferred Stock, subject to the terms of any forbearance agreements, regardless of whether we repurchase such shares.

        The information in this prospectus regarding the proposed repurchase of Series B Preferred Stock is included herein solely for informational purposes. Nothing in this prospectus should be construed as an offer to buy, or the solicitation of an offer to sell, any of shares our Series B Preferred Stock, or an offer to sell, or the solicitation of an offer to buy, any of shares our common stock.

        If the underwriters exercise their over-allotment option, it could result in additional net cash proceeds to us of approximately $            . We currently do not have any specific plans as to how such additional cash proceeds would be used, and we will have broad discretion in how we use such proceeds.

        Although we currently intend to use the proceeds from this offering in the manner described above, it is possible that other events could change our plans, and we may use any or all of the proceeds for other purposes.

        Interests of Certain Directors

        Gerald Palmer, John Ladowicz, Edward Bonifas, James Schmitz, James Eccher and Duane Suits, each of whom is a director, beneficially own, in the aggregate, 1,510 shares of our Series B Preferred Stock, representing 2.1% of the outstanding Series B Preferred Stock. Individually, Messrs. Palmer, Ladowicz, Bonifas, Schmitz, Eccher and Suits own 567, 283, 284, 200, 120 and 56 shares of our Series B Preferred Stock, respectively. These directors paid, in the aggregate, $531,288 for these shares of Series B Preferred Stock. These directors purchased the shares in the auctions conducted by Treasury during the first quarter of 2013. Following the offering, we expect to repurchase shares of our Series B Preferred Stock from these directors on substantially the same economic terms as we repurchase shares from other holders of our

Series B Preferred Stock, which will be for a price higher than the directors paid for their shares. However, none of our directors would receive shares of our common stock in exchange for their shares of our Series B Preferred Stock. These directors will receive, in the aggregate, approximately $1.4 million for their shares of Series B Preferred Stock. Upon payment of the repurchase price, these directors will waive any rights to the accumulated and unpaid dividends on the Series B Preferred Stock. If we do not repurchase our directors' shares of Series B Preferred Stock for any reason, those directors will receive payment of their pro rata share of the accumulated and unpaid dividends on the Series B Preferred Stock. Our board has created a committee of directors who do not own or have an interest in our Series B Preferred Stock to approve the terms of any repurchases.

 CAPITALIZATION

        The following table sets forth our capitalization and selected capital ratios as of December 31, 2013, reflecting the following three scenarios:

  •
  Actual capitalization as of December 31, 2013;

  •
  As adjusted capitalization as of December 31, 2013, giving effect to the issuance and sale of 13,500,000 shares of common stock in this offering, assuming that the underwriters' over-allotment is not exercised, at an assumed public offering price per share of $4.67 (the official closing sale price of our common stock on NASDAQ on March 25, 2014), net of underwriting discounts and commissions and estimated offering expenses;

  •
  As adjusted capitalization as of December 31, 2013, giving effect to the issuance and sale of common stock in this offering as described above, the payment of approximately $17.0 million of accrued but unpaid interest on the Trust Preferred Securities (which payment is required before we can repurchase the Series B Preferred Stock), the payment of approximately $8.6 million of the unpaid dividends on the Series B Preferred Stock and the repurchase of a portion of our Series B Preferred Stock. This presentation assumes that we will repurchase 25,669 shares of our Series B Preferred Stock at 94.75% of the stated liquidation value of the shares and that any unpaid dividends on such shares will be waived and that all of the repurchase price will be paid in cash; and

  •
  As adjusted capitalization as of December 31, 2013, giving effect to the issuance and sale of common stock in this offering as described above, the payment of approximately $17.0 million of accrued but unpaid interest on the Trust Preferred Securities (which payment is required before we can repurchase the Series B Preferred Stock) and the payment of approximately $8.6 million of the unpaid dividends on our Series B Preferred Stock. This presentation also assumes the repurchase of 25,669 shares of our Series B Preferred Stock at 94.75% of the stated liquidation value and the waiver of any unpaid dividends on such shares. This presentation further assumes that 4.9% of our shares of common stock, after giving effect to the issuance of shares of common stock in this offering, will be issued to such holders of the Series B Preferred Stock in consideration of such repurchase, which is the maximum number of shares of common stock that we would issue in exchange for our Series B Preferred Stock.

        This table should be read in conjunction with the historical financial data included within this prospectus, including the consolidated financial statements (and notes thereto) incorporated in this prospectus by reference.

	As of December 31, 2013
	Actual	As adjusted(1)	As adjusted(2)	As adjusted(3)
	(in thousands, except per share data) (unaudited)
Debt:
Notes payable and other borrowings	$500	500	500	500
Subordinated debt	45,000	45,000	45,000	45,000
Junior subordinated debentures	58,378	58,378	58,378	58,378

Total debt	103,878	103,878	103,878	103,878

Shareholders' Equity:
Preferred stock	$72,942	72,942	47,293	47,293
Common stock, $1.00 par value per share, authorized 60,000,000 shares actual and as adjusted; outstanding 13,917,108 shares actual and 27,417,108 shares as adjusted	18,830	32,330	32,330	33,743
Additional paid-in capital	66,212	112,038	112,038	117,222
Retained earnings	92,549	92,549	94,889	94,889
Accumulated other comprehensive (loss)	(7,038)	(7,038)	(7,038)	(7,038)
Treasury stock, at cost	(95,803)	(95,803)	(95,803)	(95,803)

Total stockholders' equity	147,692	207,018	183,709	190,306

Per Common Share Values:
Common book value	$5.37	4.89	4.98	4.96
Tangible book value	$5.29	4.85	4.93	4.92
Regulatory capital ratios (consolidated):
Tier 1 leverage ratio	6.96%	10.00%	9.05%	9.36%
Tier 1 risk-based capital ratio	10.65%	15.75%	13.90%	14.43%
Total risk-based capital ratio	15.88%	20.58%	18.74%	19.26%
Tier 1 common equity to risk-weighted assets	0.77%	5.47%	5.66%	6.18%

(1)
As adjusted to reflect the issuance and sale of common stock in this offering. Assumes $59.3 million in net proceeds from this offering.

(2)
As adjusted to reflect the issuance and sale of common stock in this offering, assuming $59.3 million in net proceeds from this offering, our payment of accrued but unpaid interest on our Trust Preferred Securities and unpaid dividends on our Series B Preferred Stock, the repurchase of 25,669 shares of our Series B Preferred Stock at 94.75% of the stated liquidation value and the waiver of any unpaid dividends on such shares.

(3)
As adjusted to reflect the issuance and sale of common stock in this offering, assuming $59.3 million in net proceeds from this offering, our payment of accrued but unpaid interest on our Trust Preferred Securities and unpaid dividends on our Series B Preferred Stock, the repurchase of 25,669 shares of our Series B Preferred Stock at 94.75% of the stated liquidation value and the waiver of any unpaid dividends on such shares. This presentation further assumes that the repurchase price will be paid in a combination of cash and shares of common stock and that 4.9% of our shares of common stock, after giving effect to the issuance of shares of common stock in this offering, will be issued to such holders of the Series B Preferred Stock. This presentation further assumes that 28,829,767 shares of our common stock will be outstanding after giving effect to the issuance of shares of common stock to holders of our Series B Preferred Stock following the offering.

CAPITAL PLAN AND THIS OFFERING

        We are conducting the offering described in this prospectus as part of a more comprehensive Capital Plan adopted by our board of directors and described below. The primary objectives of our Capital Plan are to ensure that we have the appropriate capital structure to allow us to continue to improve our asset quality, to return to sustained profitability and to maintain the minimum capital ratios established by the Bank's board of directors pursuant to resolutions adopted in January 2014. As of December 31, 2013, the Bank met both of the prescribed minimum capital ratios. However, another objective of our Capital Plan is to complete this offering and cause the repurchase of certain shares of the Series B Preferred Stock.

Capital Plan

        In 2010, the Bank's board of directors approved and implemented the Capital Plan pursuant to which the Bank was required to maintain certain minimum capital ratios and work to improve its core capital. Since the Capital Plan was first implemented in 2010, the Bank's board of directors has routinely reviewed and updated the Capital Plan in response to the issues facing the Bank. In January 2014, the Bank's board of directors adopted resolutions amending the Capital Plan and providing that the Bank maintain a minimum Tier 1 leverage capital ratio at or above 8% and a total risk-based capital ratio at or above 12%. As set forth in the table below, the Bank met both of the required minimum capital ratios as of December 31, 2013.

	Actual as of December 31, 2013	Minimum Ratios Established by Board	Required to be Well-Capitalized
Total risk-based capital ratio	18.04%	12.00%	10.00%
Tier 1 leverage capital ratio	10.97%	8.00%	5.00%

        Although we have met the minimum capital ratios required by the Capital Plan, we are also seeking to repurchase certain shares of Series B Preferred Stock, which, as discussed below, requires the payment of the accrued but unpaid interest on the Trust Preferred Securities and the unpaid dividends on the Series B Preferred Stock.

Payment of Interest on Trust Preferred Securities and Dividends on Series B Preferred Stock and Repurchase of Series B Preferred Stock

        On August 31, 2010, we elected to defer regularly scheduled interest payments on our Trust Preferred Securities and the quarterly dividend payments on our Series B Preferred Stock. We are currently still deferring all quarterly distributions on our Trust Preferred Securities and on all our Series B Preferred Stock. Pursuant to the instruments governing our Trust Preferred Securities, we are prohibited from paying any dividends on or redeeming or repurchasing any securities ranking junior to the Trust Preferred Securities, including the Series B Preferred Stock, unless we are current on all quarterly interest payments related to our Trust Preferred Securities. As a result, before we can repurchase the Series B Preferred Stock, we must pay all accrued but unpaid interest on the subordinated debentures we issued to our trust subsidiaries in connection with the Trust Preferred Securities. Such payment will allow those trust subsidiaries to pay all accrued but unpaid interest on our outstanding Trust Preferred Securities. As of December 31, 2013, the aggregate amount of accrued but unpaid interest on these Trust Preferred Securities was approximately $17.0 million. As of December 31, 2013, the aggregate amount of unpaid dividends on the Series B Preferred Stock was approximately $13.3 million.

        Although the Written Agreement was terminated, we still sought approval from the Federal Reserve to pay the accrued but unpaid interest on our Trust Preferred Securities and the accumulated but unpaid dividends on our Series B Preferred Stock and to repurchase the shares of our Series B Preferred Stock described below. The Federal Reserve informed us that it would not object to such transactions, provided that this offering is successful.

        As discussed in greater detail in the section entitled "Series B Preferred Stock," on January 16, 2009, we entered into a Letter Agreement with Treasury in conjunction with the CPP pursuant to which we issued to Treasury (i) 73,000 shares of Series B Preferred Stock; and (ii) a warrant to purchase 815,339 shares of our common stock, all of which Treasury sold in auctions during the first quarter of 2013 to third parties, including certain of our directors. The issued and outstanding shares of Series B Preferred Stock have, in the aggregate, a liquidation value of $73.0 million.

        In accordance with our Capital Plan described under "Capital Plan and this Offering," we intend to use a portion of the net proceeds of this offering to repurchase a portion of our outstanding Series B Preferred Stock. As set forth in the non-binding letter of understanding we have negotiated with and delivered to a certain holder of our Series B Preferred Stock, we intend to repurchase approximately 33% of the shares of our outstanding Series B Preferred Stock at a price equal to 94.75% of their per share liquidation value, provided that the holder of such shares enters into an agreement with us to forbear payment of any declared dividends on the Series B Preferred Stock and, upon payment of the repurchase price, to waive any rights to the accumulated and unpaid dividends on the Series B Preferred Stock. We may pay the repurchase price in cash, using a portion of the net proceeds from this offering, or in a combination of cash and shares of common stock, which will be issued in reliance on exemptions from registration under the Securities Act following the closing of this offering. We will not issue common stock in exchange for our Series B Preferred Stock to such holder in an amount in excess of 4.9% of our outstanding common stock after giving effect to the issuance of shares of common stock in this offering. If we issue our common stock as part of the repurchase price for the Series B Preferred Stock, such common stock will be issued at a price per share equal to the price at which shares of common stock are sold to the public in this offering (before giving effect to the underwriting discount). We are working towards the execution of a definitive agreement with this holder. The closing of the repurchase of Series B Preferred Stock will be conditioned on all of our directors who own Series B Preferred Stock selling their shares of such stock on substantially the same economic terms as those set forth above and our agreement not to repurchase our Series B Preferred Stock on terms more favorable than those set forth above from other holders for a period of 9 months from the date of the repurchase discussed above. The closing of the repurchase of Series B Preferred Stock will also be contingent on, and is expected to occur as quickly as possible following, the closing of this offering. The closing of this offering is not contingent on the repurchase of the Series B Preferred Stock, and there is no assurance that we will consummate any of the transactions contemplated by the letter of understanding. We may enter into agreements to repurchase Series B Preferred Stock from other holders of Series B Preferred Stock. Any repurchases of our Series B Preferred Stock are subject to the approval of our regulators. We expect that some of the Series B Preferred Stock will remain issued and outstanding following this offering. We intend, however, to pay the unpaid dividends on all shares of the Series B Preferred Stock, subject to the terms of any forbearance agreements, regardless of whether we repurchase such shares.

 MARKET PRICE AND DIVIDEND INFORMATION

        Our common stock is currently listed on NASDAQ under the symbol "OSBC." As of March 6, 2014, we had 13,917,508 shares of our common stock outstanding, which were held by approximately 1,000 shareholders of record. The following table sets forth the high and low closing sales prices per share and the cash dividends declared per share of our common stock for the periods indicated. There were no cash dividends declared per share of our common stock for the dates presented.

	Closing Sales Price Per Share
	Low	High
2014
First Quarter ended March 31, 2014(1)	$4.33	$5.27
2013
Fourth Quarter ended December 31, 2013	$4.16	$5.94
Third Quarter ended September 30, 2013	5.32	6.92
Second Quarter ended June 30, 2013	3.13	6.07
First Quarter ended March 31, 2013	1.20	3.75
2012
Fourth Quarter ended December 31, 2012	$1.10	$1.65
Third Quarter ended September 30, 2012	1.28	1.75
Second Quarter ended June 30, 2012	1.15	1.93
First Quarter ended March 31, 2012	1.15	1.98

(1)
Through March 25, 2014.

        On March 25, 2014, the official closing sale price of our common stock on NASDAQ was $4.67 per share.

Dividend Policy

        We have not paid dividends on our common stock since the third quarter of 2010. There are restrictions that currently materially limit our ability to pay dividends on our common stock and that may continue to materially limit future payment of dividends on our common stock.

Current Prohibitions on Our Payment of Dividends

        On July 22, 2011, we entered into the Written Agreement with the Federal Reserve, which was designed to maintain the financial soundness of Old Second. Pursuant to the Written Agreement, we were prohibited from declaring or paying any dividend, or taking dividends or other payments representing a reduction in the Bank's capital, without the prior written consent of the Federal Reserve. Although the Consent Order was terminated in October 2013 and the Written Agreement was terminated in January 2014, we expect that we will continue to seek approval from the Federal Reserve prior to paying any dividends on our capital stock.

        We are also currently deferring the regularly scheduled quarterly payments on our outstanding Trust Preferred Securities and our outstanding shares of Series B Preferred Stock. As a result, we are prohibited from paying any cash dividends on our common stock until all unpaid dividends and distributions on such senior securities have been paid in full. Although we anticipate paying the accrued but unpaid interest on our Trust Preferred Securities and the unpaid dividends on our Series B Preferred Stock and repurchasing a portion of our Series B Preferred Stock as a result of this offering, we cannot guarantee that we will successfully close this offering, which is a condition to the Federal Reserve's not objecting to our payment of such interest and dividends. Consequently, we cannot guarantee that we will be able to pay such interest and dividends with the proceeds of this offering. Moreover, even if we pay such interest and dividends, we expect to seek approval from the Federal Reserve prior to paying any subsequent dividends on our common stock and, therefore, cannot guarantee that we will resume paying dividends following this offering.

Other Restrictions

        Other restrictions apply under federal and state law, which restrict our ability to pay dividends to our shareholders and the Bank's ability to pay dividends to us. Capital guidelines adopted by federal and state regulatory agencies and restrictions imposed by law limit the amount of cash dividends the Bank can pay to us. Under these guidelines, the amount of dividends that may be paid in any calendar year is limited to the Bank's current year's net profits combined with the retained net profits of the preceding two years.

        In addition, as a Delaware corporation, we are subject to the limitations of the DGCL. The DGCL allows us to pay dividends only out of our surplus (as defined and computed in accordance with the provisions of the DGCL) or, if we have no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Finally, the Federal Reserve requires bank holding companies like us to act as a source of financial strength to their subsidiary banks. Accordingly, we are required to inform and consult with the Federal Reserve before paying dividends that could raise safety and soundness concerns. See "Business—Supervision and Regulation" in our Annual Report on Form 10-K incorporated herein by reference for more information.

DESCRIPTION OF OUR CAPITAL STOCK

        The following section is a summary and does not describe every aspect of our capital stock. In particular, we urge you to read our certificate of incorporation and bylaws, which describe the rights of holders of our capital stock. Our certificate of incorporation and bylaws are exhibits to the registration statement filed with the SEC of which this prospectus is a part.

General

        Our authorized capital stock consists of 60,000,000 shares of common stock, $1.00 par value per share, and 300,000 shares of preferred stock, $1.00 par value per share (each as described below). As of March 6, 2014, there were 13,917,508 shares of common stock and 73,000 shares of Series B Preferred Stock outstanding. Additionally 10,000 shares of preferred stock have been designated Series A Junior Participating Preferred Stock, $1.00 par value per share (the "Series A Preferred Stock"), and have been reserved for issuance pursuant to the Tax Benefits Preservation Plan (as discussed below). As of the date hereof, no shares of Series A Preferred Stock have been issued. All of the outstanding shares of our common stock are fully paid and non-assessable. Our common stock is currently listed on NASDAQ under the symbol "OSBC."

        The following description of the material terms of our capital stock and of our certificate of incorporation, bylaws and agreements with investors is only a summary. You should refer to our certificate of incorporation, bylaws and Tax Benefits Preservation Plan for their complete terms.

Preferred Stock

        Our authorized capital stock includes 300,000 shares of preferred stock, $1.00 par value per share. Our board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series and to determine the designations and preferences, limitations and relative rights of each series, including dividend rates, terms of redemption, liquidation amounts, sinking fund requirements and conversion rights, all without any vote or other action on the part of our shareholders. This power is limited by applicable laws or regulations and may be delegated to a committee of our board of directors.

    Series A Preferred Stock

        As discussed in the section entitled "Anti-Takeover Provisions—Tax Benefits Preservation Plan," we declared a dividend of one Right for each share of common stock in conjunction with the adoption of the Original Plan. Each Right represented the right to purchase one one-thousandth of a share of Series A Preferred Stock. Pursuant to the terms of the Tax Benefit Preservation Plan, one Right will be issued with each share of common stock purchased through this offering, which Right will be governed by the Tax Benefits Preservation Plan. This offering will not affect the holders of the Rights or the Series A Preferred Stock unless this offering otherwise triggers the Tax Benefits Preservation Plan.

    Series B Preferred Stock and Warrant

        On January 16, 2009, we entered into a Letter Agreement with Treasury in conjunction with the CPP pursuant to which we issued to Treasury for an aggregate purchase price of $73.0 million in cash (i) 73,000 shares of Series B Preferred Stock; and (ii) a warrant to purchase 815,339 shares of our common stock.

        The Series B Preferred Stock has preferential dividend and liquidation rights over our common stock and pays cumulative dividends quarterly at a rate of 5% per annum through February 2014 and 9% per annum thereafter. In addition, holders of Series B Preferred Stock have limited voting rights in the event that we, among other things, authorize stock senior to the Series B Preferred Stock, amend the documents governing the Series B Preferred Stock, initiate a share exchange or reclassification involving the Series B Preferred Stock or, in certain circumstances, consummate a merger or consolidation. Any action taken by the holders of the Series B Preferred Stock generally requires the vote or consent of 66 2/3% of the shares of Series B Preferred Stock then outstanding.

        The warrant to purchase 815,339 shares of our common stock has a ten-year term and expires on January 16, 2019. The warrant was immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $13.43 per share of common stock.

        Dividend payments on the Series B Preferred Stock may be deferred without default, but the dividend is cumulative and therefore will continue to accumulate. However, if dividends on the Series B Preferred Stock are not paid for an aggregate of six quarters or more, the holders of the Series B Preferred Stock are allowed to appoint two directors to our board with our board automatically increasing by two to accommodate the new directors. The terms of the Series B Preferred Stock also prevent us from paying cash dividends on or repurchasing our common stock while the Series B Preferred Stock dividends are in arrears.

        On August 31, 2010, we announced that we elected to defer dividends on the Series B Preferred Stock. In February 2012, as a result of our failure to pay the dividends on the Series B Preferred Stock for six quarters, Treasury, as the holder of our Series B Preferred Stock, had the right to appoint two representatives to our board of directors. Treasury exercised that right during the fourth quarter of 2012 and appointed one director, Mr. Duane Suits, to our board.

        During the fourth quarter of 2012, Treasury announced the continuation of individual auctions of the preferred stock issued through the CPP and informed us that our Series B Preferred Stock would be auctioned. The auctions for our Series B Preferred Stock were held in the first quarter of 2013. As a result of the auctions, all of the shares of our Series B Preferred Stock were sold to third parties, including certain of our directors. In connection with the auction, the largest purchasers of our Series B Preferred Stock were required to enter into passivity agreements with the Federal Reserve. These passivity agreements restrict such holders' ability to exercise the limited voting rights granted to holders of Series B Preferred Stock, influence management's direction of Old Second, acquire additional Old Second securities above a certain threshold or otherwise exercise or exert control over Old Second. The warrant to purchase 815,339 shares of our common stock was also sold to a third-party investor in a separate auction.

        After the auctions, the holders of the Series B Preferred Stock re-elected Mr. Suits, who was appointed to our board by Treasury, at our 2013 annual meeting to our board as the representative of the new holders of the Series B Preferred Stock. Once all unpaid dividends on the Series B Preferred Stock are paid, the holders of Series B Preferred Stock will no longer have the right to elect a board member and Mr. Suits will be removed from the board as a representative of the Series B Preferred Stock. In the event that we are able to pay all unpaid dividends on the Series B Preferred Stock as a result of this offering, we currently intend to appoint Mr. Suits to our board of directors as a standard director.

        As of December 31, 2013, we carried $72.9 million of Series B Preferred Stock in total stockholders' equity and the accumulated and unpaid Series B Preferred Stock dividends totaled $13.3 million. Subject to certain restrictions, the Series B Preferred Stock may be redeemed or repurchased by us, subject to prior regulatory approval, at any time.

Common Stock

    General

        As of March 6, 2014, there were 325,500 shares of our common stock underlying options issued pursuant to our equity incentive plans; 45,368 shares of our common stock reserved for future issuance under our equity incentive plans; and 160,500 shares reserved for all non-vested restricted stock awards. Additionally, we have reserved 815,339 shares of our common stock for issuance upon exercise of the warrant that was originally issued to Treasury pursuant to the CPP and subsequently sold to an individual investor at public auction.

        Each share of our common stock has the same relative rights and is identical in all respects to every other share of our common stock. Our shares of common stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any of our securities.

    Voting Rights

        Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of directors.

    Liquidation Rights

        Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts, including our Trust Preferred Securities and credit facility and our other liabilities. In addition, the rights of the holders of our common stock are subject to the prior rights of any holders of preferred stock then outstanding, including the holders of our Series B Preferred Stock.

    Dividends Payable on Shares of Common Stock

        In general, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. The ability of our board of directors to declare and pay dividends on our common stock may be affected by both general corporate law considerations and the Federal Reserve's policies governing bank holding companies. For a more detailed description on the restrictions limiting our ability to pay dividends, see the section entitled "Dividend Policy."

Anti-Takeover Provisions

        Our certificate of incorporation, our bylaws and our Tax Benefits Preservation Plan, as well as certain federal regulations, may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. These provisions are summarized in the following paragraphs.

    Tax Benefits Preservation Plan

        On September 12, 2012, we entered into the Amended and Restated Rights Agreement and Tax Benefits Preservation Plan, between Old Second and the Bank, as rights agent (the "Tax Benefits Preservation Plan"). The Tax Benefits Preservation Plan amended, restated and replaced the Rights Agreement, between Old Second and the Bank, as rights agent, dated as of September 17, 2002 (the "Original Plan"), which previously governed the preferred stock purchase rights (the "Rights") granted thereunder. The Tax Benefits Preservation Plan was approved by our shareholders at the 2013 annual meeting.

        We implemented the Tax Benefits Preservation Plan to protect our ability to utilize certain deferred tax assets, including our net operating losses, to offset future income, which could be significantly limited if we experience an "ownership" change for U.S. federal income tax purposes. In general, an "ownership change" occurs if there is a cumulative change in our ownership by so called "5% shareholders" (as defined under U.S. income tax laws) that exceeds 50% over a rolling three-year period. The Tax Benefits Preservation Plan should reduce the likelihood that we will experience an unsolicited ownership change by (i) discouraging any person or group from becoming a "5% shareholder" and (ii) discouraging any existing "5% shareholder" from acquiring more than a specified number of additional shares of our common stock.

        In connection with the adoption of the Original Plan, we declared a dividend of one Right for each share of our common stock outstanding as of the close of business on September 27, 2002 (the "Plan Record Date"), with each Right representing the right to purchase one one-thousandth (subject to adjustment) of a share of Series A Preferred Stock. We further authorized and directed the issuance of one Right with respect to each share of common stock that becomes outstanding between the Plan Record Date and the earlier of the distribution date and the expiration date, as such terms are defined in the Tax Benefits Preservation Plan, and, in certain circumstances, Rights may also be issued with respect to shares of common stock that shall become outstanding after the distribution date and prior to the expiration date. Following the amendment and restatement of the Original Plan, the Rights became subject to the terms of the Tax Benefits Preservation Plan. Pursuant to the Tax Benefits Preservation Plan, the Rights are not exercisable and generally will not become exercisable until a person or group becomes a "5% shareholder," subject to certain exceptions and conditions. However, the Rights owned by the person becoming a "5% shareholder" would automatically be void. The significant dilution that would result is expected to deter any person from becoming a "5% shareholder."

        To date, none of the Rights have been exercised or have become exercisable because no applicable change in ownership has occurred. The Rights will generally expire on the earlier to occur of the close of business on September 12, 2015 and certain other events described in the Tax Benefits Preservation Plan, including such date as our board of directors determines that the Tax Benefits Preservation Plan is no longer necessary. Pursuant to the terms of the Tax Benefits Preservation Plan, our board may amend the Tax Benefits Preservation Plan to exclude this offering and the transactions contemplated hereby or determine not to redeem the Rights in its sole discretion. We can make no assurances that our board will amend the Tax Benefits Preservation Plan or determine not to redeem the Rights in connection with this offering.

    Authorized Shares of Capital Stock

        Authorized but unissued shares of our common stock and preferred stock under our certificate of incorporation could (within the limits imposed by applicable law and NASDAQ Marketplace Rules) be issued in one or more transactions that could make a change of control more difficult and therefore more unlikely. The additional authorized shares could be used to discourage persons from attempting to gain control of Old Second by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the board of directors in a potential takeover situation, including by preventing or delaying a proposed business combination that is perceived as desirable by some of our shareholders but opposed by our board of directors.

    Classification of the Board of Directors

        Our certificate of incorporation provides for the division of our board of directors into three classes of directors of approximately equal size. Our directors are elected for three-year terms. Consequently only one-third of our directors are up for election in any given year. Our classified board, therefore, may make it more difficult for a shareholder to acquire immediate control of Old Second and immediately remove the incumbent management through a proxy contest. Because the terms of only approximately one-third of the incumbent directors expire each year, at least two annual elections are required before a majority of our directors can be replaced. In distinction, if we had a non-classified board, a majority of our directors could theoretically be replaced at one annual meeting.

    Limitations on Right to Call Special Meetings; No Action by Written Consent; Shareholder Proposal Notice Requirements

        Under our bylaws, special meetings of our shareholders may be called by the chairman of our board of directors, our president and our secretary or by a majority of our directors. However, if our shareholders wish to convene a special meeting, shareholders representing at least 50% of the total voting power of the outstanding common stock entitled to elect directors must deliver a written request to our board requesting a special meeting. Further, our shareholders cannot take action by written consent and, therefore, may only take action at shareholder meetings.

        Additionally, our bylaws require that shareholder proposals meet certain advanced notice and minimum informational requirements. These provisions could have the effect of delaying until the next annual shareholders' meeting actions favored by a majority of our shareholders. These provisions could also discourage a third party from making a tender offer for our common stock, because even if such party acquired a majority of our outstanding voting securities, it would only be allowed to act at a duly called shareholders' meeting and not by written consent.

    Section 203 of the DGCL

        Although we may elect to opt out, we are currently governed by Section 203 of the DGCL. Subject to certain exceptions, we are prohibited under Section 203 from engaging in any business combination with any interested shareholder for a period of three years following the time that such shareholder becomes an interested shareholder. As a result, companies interested in acquiring us may seek to negotiate with our board of directors in advance of any such acquisition. These provisions may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

    Certain Restrictions Under Federal Banking Laws

        As a bank holding company, the acquisition of large interests in our common stock is subject to certain limitations described below. These limitations may have an anti-takeover effect and could prevent or delay mergers, business combination transactions and other large investments in our common stock that may otherwise be in our best interests and the best interests of our shareholders.

        The federal Bank Holding Company Act generally prohibits any company that is not engaged both in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, an existing bank holding company must receive the prior approval of the Federal Reserve before being able to acquire 5% or more of our voting stock. Finally, the Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

UNDERWRITING

        Subject to the terms and conditions stated in the underwriting agreement with Keefe, Bruyette & Woods, Inc., as the representatives of the underwriters named below, each underwriter named below has severally agreed to purchase from us the respective number of shares of our common stock set forth opposite its name in the table below.

Name	Number of Shares
Keefe, Bruyette & Woods, Inc.
Sandler O'Neill & Partners, L.P.
FIG Partners, LLC

Total	13,500,000

        The underwriting agreement provides that the underwriters' obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock but is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters' several obligations to purchase our shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material adverse change in the financial markets; and

  •
  we deliver customary closing documents and legal opinions to the underwriters.

        Subject to these conditions, the underwriters are committed to purchase and pay for all shares of common stock offered by this prospectus if any such shares of common stock are purchased. The underwriters are not obligated, however, to purchase or pay for the shares of common stock covered by the underwriters' over-allotment option described below, unless and until they exercise this option.

        The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.

        Certain of our officers and directors may purchase, in the aggregate, up to $1.3 million worth of shares of our common stock in this offering on the same terms and conditions as are being offered to other potential investors.

Purchases by Directors and Officers

        All of our directors and certain of our officers intend to purchase shares of our common stock in this offering from the underwriters. Based on their indications of interest, these directors and officers intend to subscribe for approximately $1.3 million worth of shares of common stock in this offering. As of December 31, 2013, our directors and executive officers, in the aggregate, beneficially owned approximately 8.3% of our common stock. Following the closing of this offering, assuming that they purchase all $1.3 million worth of shares of common stock, our directors and executive officers, in the aggregate, will beneficially own approximately 5.2% of our common stock. All of the terms and conditions of the purchases by these directors and officers will be the same as any other person in the general offering to the public, including the purchase price, except that the underwriters will reserve these shares specifically for purchase by these officers and directors.

Offering Price

        We have been advised that the underwriters propose to offer the shares of common stock to the public at the offering price set forth on the cover of this prospectus and to certain selected dealers at this price, less a concession not in excess of $            per share. The underwriters may allow, and any selected dealers may reallow, a concession not to exceed $            per share to certain brokers and dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

Over-Allotment Option

        We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of this prospectus, to purchase up to an aggregate of 2,025,000 additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus. To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts. We will be obligated to sell the shares of our common stock to the underwriters to the extent the over-allotment option is exercised.

Underwriting Discount and Expenses

        The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount	$	$	$

        We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $567,000. We have agreed to reimburse the underwriters for all expenses in connection with the Financial Industry Regulatory Authority, Inc. review of this offering (in an amount not to exceed $35,000).

Lock-Up Agreements

        We, our executive officers and our directors have agreed that, subject to certain exceptions, for a period of 90 days from the date of this prospectus (subject to possible extension), neither we nor any of our executive officers or directors will, without the prior written consent of Keefe, Bruyette & Woods, Inc., sell, offer to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. If either (i) during the period that begins on the date that is 15 calendar days plus three (3) business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 90-day restricted period, we either announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, the 90-day restricted period will be automatically extended until the date that is 15 calendar days plus three (3) business days after the date on which the earnings release is issued or the material news or material event related to us occurs. Keefe, Bruyette & Woods, Inc., in its sole discretion, may release the securities subject to these lock-up agreements at any time without notice.

Indemnity and Contribution

        Old Second has agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Prospectus Delivery

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus electronically. Keefe, Bruyette & Woods, Inc., as the representative for the several underwriters, may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. The representative will allocate shares of common stock to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus circulated in electronic format, the information on any of these websites and any other information contained on a website maintained by an underwriter or syndicate member is not part of this prospectus.

Passive Market Making

        In connection with this offering, the underwriters and selected dealers may engage in passive market making transactions in our common stock on NASDAQ in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and selected dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Stabilization

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, covering transactions and penalty bids in accordance with Regulation M under the Exchange Act as set forth below:

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market;

  •
  Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering; and

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

        These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on NASDAQ or otherwise and, if commenced, may be discontinued at any time.

Affiliations

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Other Considerations

        It is expected that delivery of the shares of our common stock will be made against payment therefor on or about the date specified on the cover page of this prospectus. Under Rule 15c6-1 promulgated under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Selling Restrictions

    European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  To legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  To any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  To fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of Keefe, Bruyette & Woods, Inc., for any such offer; or

  •
  In any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression "an offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

    United Kingdom

        Each underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the "FSMA")) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

 LEGAL MATTERS

        Our legal counsel, Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, Illinois, will issue an opinion concerning the validity of the shares of common stock to be issued in this offering. Certain legal matters will be passed upon for the underwriters by Kirkland & Ellis LLP, Chicago, Illinois.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of our internal controls over financial reporting as of December 31, 2013, have been so incorporated in reliance on the report of Plante & Moran PLLC, independent registered public accounting firm, given on their authority as experts in auditing and accounting.

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision whether to invest in our common stock, you should not rely upon any information other than the information that is in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that the information in this prospectus is current after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

Keefe, Bruyette & Woods
A Stifel Company

Sandler O'Neill + Partners, L.P.

FIG Partners, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than underwriting commissions, to be paid in connection with the sale of shares of our common stock being registered, all of which will be paid by us. We will pay all of these expenses. All expenses other than the SEC registration fee and FINRA filing fee are estimates, pursuant to the instruction to Item 511 of Regulation S-K, subject to future contingencies, of the expenses to be incurred by us in connection with the issuance and distribution of the securities being registered.

Approximate Amount
SEC Registration Fee	$10,047
Legal Fees and Expenses	320,000
Accounting Fees and Expenses	110,000
Printing and EDGAR Expenses	45,000
FINRA Filing Fee	12,200
Nasdaq Listing Fees	65,000
Other	5,000

Total	$567,247

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the DGCL authorizes a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

        Our certificate of incorporation provides that we must indemnify, to the fullest extent permitted by Section 145 of the DGCL, our directors and officers. Under Delaware law, a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Our certificate of incorporation also includes a provision that eliminates the personal liability of our directors for monetary damages for breach of their fiduciary duty as a director to the fullest extent permitted by the DGCL, except for liability for any breach of the director's duty of loyalty to us or our shareholders; for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; under Section 174 of the DGCL, which relates to unlawful payment of dividends or unlawful stock purchase or redemption and expressly sets forth a negligence standard with respect to such liability; and for any transaction from which the director derived an improper personal benefit.

Item 16.    Exhibits.

Exhibit Number		Description
1.1		Form of Underwriting Agreement.

3.1		Restated Certificate of Incorporation of Old Second Bancorp, Inc. (incorporated by reference from Exhibit to Exhibit 3.1 to Form 8-K filed by Old Second Bancorp, Inc. on August 5, 2010).

3.2		Bylaws of Old Second Bancorp, Inc. (incorporated by reference from Exhibit 3.2 of the Registrant's Registration Statement on Form S-4 filed with the SEC on December 19, 2007).

4.1	†	Form of Common Stock Certificate.

4.2		Amended and Restated Rights Agreement and Tax Benefits Preservation Plan, dated September 12, 2012 (incorporated herein by reference to Exhibit 99.1 of Form 8-K filed by Old Second on September 13, 2012).

4.3		Form of Stock Certificate for Series B Fixed Rate Cumulative Perpetual Preferred Stock (incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filed by Old Second on January 16, 2009).

4.4		Warrant to Purchase Shares of Common Stock, dated January 16, 2009 (incorporated herein by reference to Exhibit 4.2 of Old Second's Form 8-K filed on January 16, 2009).

5.1	†	Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP (including consent).

10.1		Form of Compensation and Benefits Assurance Agreements for the executive officers (filed as Exhibit 10.1 to Old Second's Form 10-Q filed on November 8, 2006 and incorporated herein by reference).

10.2		Old Second Bancorp, Inc. Employees 401(k) Savings Plan and Trust (filed with Old Second's Form S-8 filed on June 9, 2000 and incorporated herein by reference).

10.3		Form of Indenture relating to trust preferred securities (filed as Exhibit 4.1 to Old Second's registration statement on Old Second's Form S-3 filed on May 20, 2003 and incorporated herein by reference).

10.4		Indenture between Old Second Bancorp, Inc. as issuer, and Wells Fargo Bank, National Association, as Trustee, dated as of April 30, 2007 (filed as exhibit 99 (b) (2) to Old Second's Amendment No. 1 to Schedule TO filed on May 2, 2007 and incorporated herein by reference and incorporated herein by reference).

10.5		Old Second Bancorp, Inc. 2008 Long Term Incentive Plan (filed as Appendix A to Old Second's Form DEF14A filed on March 17, 2008 and incorporated herein by reference).

10.6		Compensation and Benefits Assurance Agreement for Mr. Eccher (filed as Exhibit 10.1 to Old Second's Form 8-K filed on February 10, 2005 and incorporated herein by reference).

10.7		Amended and Restated Voluntary Deferred Compensation Plan for Executives and Directors (filed as an Exhibit to Old Second's Form 8-K filed on March 28, 2005 and incorporated herein by reference).

10.8		Amendment to the Old Second Bancorp, Inc. Supplemental Executive and Retirement Plan (filed as Exhibit 10.1 to Old Second's Form 8-K filed on October 24, 2005 and incorporated herein by reference).

10.9		Form of Amended Stock Option Award Agreement (filed as Exhibit 10.1 to Old Second's Form 8-K filed on December 21, 2005 and incorporated herein by reference).

Exhibit Number		Description
10.10		Loan and Subordinated Debenture Purchase Agreement, dated January 31, 2008, between LaSalle Bank National Association (now Bank of America) and Old Second Bancorp, Inc. (filed as Exhibit 10.11 to Old Second's Form 10-K filed on March 17, 2008 and incorporated herein by reference).

10.11		Agreed Upon Terms and Procedures, dated January 31, 2008, between LaSalle Bank National Association (now Bank of America) and Old Second Bancorp, Inc. (filed as Exhibit 10.12 to Old Second's Form 10-K filed on March 17, 2008 and incorporated herein by reference).

10.12		Letter Agreement, dated January 16, 2009, by and between Old Second Bancorp, Inc., and the United States Department of the Treasury, which includes the Securities Purchase Agreement—Standard Terms with respect to the issuance and sale of the Series B Preferred Stock and the Warrant (filed as Exhibit 10.1 to Old Second's Form 8-K filed on January 16, 2009 and incorporated herein by reference).

10.13		2008 Equity Incentive Plan Restricted Stock Award Agreement (filed as Exhibit 10.1 to Old Second's Form 8-K filed on February 23, 2009 and incorporated herein by reference).

10.14		2008 Equity Incentive Plan Restricted Stock Unit Award Agreement (filed as Exhibit 10.2 to Old Second's Form 8-K filed on February 23, 2009 and incorporated herein by reference).

10.15		2008 Equity Incentive Plan Incentive Stock Option (filed as Exhibit 10.3 to Old Second's Form 8-K filed on February 23, 2009 and incorporated herein by reference).

10.16		2008 Equity Incentive Plan Incentive Non-Qualified Stock Option (filed as Exhibit 10.4 to Old Second's Form 8-K filed on February 23, 2009 and incorporated herein by reference).

10.17		Written Agreement by and between Old Second Bancorp, Inc. and the Federal Reserve Bank of Chicago, dated July 22, 2011 (filed as Exhibit 10.1 to Old Second's Form 10-Q filed on August 9, 2011 and incorporated herein by reference).

21.1		A list of all subsidiaries of Old Second (filed as Exhibit 21.1 of Old Second's Form 10-K filed on March 20, 2013 and incorporated herein by reference).

23.1		Consent of Plante & Moran PLLC.

23.2	†	Consent of Barack Ferrazzano Kirschbaum & Nagelberg LLP (included in Exhibit 5.1).

24.1		Power of Attorney (included in the signature page to the registration statement).

†
Previously filed.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Aurora, State of Illinois, on March 26, 2014.

OLD SECOND BANCORP, INC.
By:	/s/ WILLIAM B. SKOGLUND William B. Skoglund Chairman of the Board and Chief Executive Officer
By:	/s/ J. DOUGLAS CHEATHAM J. Douglas Cheatham Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

        Pursuant to the Securities Act, this Amendment No. 2 to this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ WILLIAM B. SKOGLUND William B. Skoglund	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	March 26, 2014
/s/ J. DOUGLAS CHEATHAM J. Douglas Cheatham	Executive Vice President and Chief Financial Officer, Director (principal financial officer and principal accounting officer)	March 26, 2014
Edward Bonifas*	Director	March 26, 2014
James L. Eccher*	Executive Vice President and Chief Operating Officer, Director	March 26, 2014
Barry Finn*	Director	March 26, 2014

	Signature	Title	Date

	William J. Kane*	Director	March 26, 2014
	John Ladowicz*	Director	March 26, 2014
	William J. Meyer*	Director	March 26, 2014
	Gerald Palmer*	Director	March 26, 2014
	James Carl Schmitz*	Director	March 26, 2014
	Duane Suits*	Director	March 26, 2014
*By	/s/ J. DOUGLAS CHEATHAM Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
1.1		Form of Underwriting Agreement.

3.1		Restated Certificate of Incorporation of Old Second Bancorp, Inc. (incorporated by reference from Exhibit to Exhibit 3.1 to Form 8-K filed by Old Second Bancorp, Inc. on August 5, 2010).

3.2		Bylaws of Old Second Bancorp, Inc. (incorporated by reference from Exhibit 3.2 of the Registrant's Registration Statement on Form S-4 filed with the SEC on December 19, 2007).

4.1	†	Form of Common Stock Certificate.

4.2		Amended and Restated Rights Agreement and Tax Benefits Preservation Plan, dated September 12, 2012 (incorporated herein by reference to Exhibit 99.1 of Form 8-K filed by Old Second on September 13, 2012).

4.3		Form of Stock Certificate for Series B Fixed Rate Cumulative Perpetual Preferred Stock (incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filed by Old Second on January 16, 2009).

4.4		Warrant to Purchase Shares of Common Stock, dated January 16, 2009 (incorporated herein by reference to Exhibit 4.2 of Old Second's Form 8-K filed on January 16, 2009).

5.1	†	Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP (including consent).

10.1		Form of Compensation and Benefits Assurance Agreements for the executive officers (filed as Exhibit 10.1 to Old Second's Form 10-Q filed on November 8, 2006 and incorporated herein by reference).

10.2		Old Second Bancorp, Inc. Employees 401(k) Savings Plan and Trust (filed with Old Second's Form S-8 filed on June 9, 2000 and incorporated herein by reference).

10.3		Form of Indenture relating to trust preferred securities (filed as Exhibit 4.1 to Old Second's registration statement on Old Second's Form S-3 filed on May 20, 2003 and incorporated herein by reference).

10.4		Indenture between Old Second Bancorp, Inc. as issuer, and Wells Fargo Bank, National Association, as Trustee, dated as of April 30, 2007 (filed as exhibit 99 (b) (2) to Old Second's Amendment No. 1 to Schedule TO filed on May 2, 2007 and incorporated herein by reference and incorporated herein by reference).

10.5		Old Second Bancorp, Inc. 2008 Long Term Incentive Plan (filed as Appendix A to Old Second's Form DEF14A filed on March 17, 2008 and incorporated herein by reference).

10.6		Compensation and Benefits Assurance Agreement for Mr. Eccher (filed as Exhibit 10.1 to Old Second's Form 8-K filed on February 10, 2005 and incorporated herein by reference).

10.7		Amended and Restated Voluntary Deferred Compensation Plan for Executives and Directors (filed as an Exhibit to Old Second's Form 8-K filed on March 28, 2005 and incorporated herein by reference).

10.8		Amendment to the Old Second Bancorp, Inc. Supplemental Executive and Retirement Plan (filed as Exhibit 10.1 to Old Second's Form 8-K filed on October 24, 2005 and incorporated herein by reference).

10.9		Form of Amended Stock Option Award Agreement (filed as Exhibit 10.1 to Old Second's Form 8-K filed on December 21, 2005 and incorporated herein by reference).

Exhibit Number		Description
10.10		Loan and Subordinated Debenture Purchase Agreement, dated January 31, 2008, between LaSalle Bank National Association (now Bank of America) and Old Second Bancorp, Inc. (filed as Exhibit 10.11 to Old Second's Form 10-K filed on March 17, 2008 and incorporated herein by reference).

10.11		Agreed Upon Terms and Procedures, dated January 31, 2008, between LaSalle Bank National Association (now Bank of America) and Old Second Bancorp, Inc. (filed as Exhibit 10.12 to Old Second's Form 10-K filed on March 17, 2008 and incorporated herein by reference).

10.12		Letter Agreement, dated January 16, 2009, by and between Old Second Bancorp, Inc., and the United States Department of the Treasury, which includes the Securities Purchase Agreement—Standard Terms with respect to the issuance and sale of the Series B Preferred Stock and the Warrant (filed as Exhibit 10.1 to Old Second's Form 8-K filed on January 16, 2009 and incorporated herein by reference).

10.13		2008 Equity Incentive Plan Restricted Stock Award Agreement (filed as Exhibit 10.1 to Old Second's Form 8-K filed on February 23, 2009 and incorporated herein by reference).

10.14		2008 Equity Incentive Plan Restricted Stock Unit Award Agreement (filed as Exhibit 10.2 to Old Second's Form 8-K filed on February 23, 2009 and incorporated herein by reference).

10.15		2008 Equity Incentive Plan Incentive Stock Option (filed as Exhibit 10.3 to Old Second's Form 8-K filed on February 23, 2009 and incorporated herein by reference).

10.16		2008 Equity Incentive Plan Incentive Non-Qualified Stock Option (filed as Exhibit 10.4 to Old Second's Form 8-K filed on February 23, 2009 and incorporated herein by reference).

10.17		Written Agreement by and between Old Second Bancorp, Inc. and the Federal Reserve Bank of Chicago, dated July 22, 2011 (filed as Exhibit 10.1 to Old Second's Form 10-Q filed on August 9, 2011 and incorporated herein by reference).

21.1		A list of all subsidiaries of Old Second is incorporated herein by reference to Exhibit 21.1 of Old Second's Form 10-K filed on March 20, 2013.

23.1		Consent of Plante & Moran PLLC.

23.2	†	Consent of Barack Ferrazzano Kirschbaum & Nagelberg LLP (included in Exhibit 5.1).

24.1		Power of Attorney (included in the signature page to the registration statement).

†
Previously filed